FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 22 October 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 22 October 2014, London U.K. Results Announcement for the third quarter 2014 GSK announces Q3 core EPS of 27.9p +5% CER excluding divestments and dividend of 19 pence per share

Core results*	Q3 2014			9 months 2014
	£m	CER%	£%	£m	CER%	£%
Turnover	5,646	(3)	(10)	16,820	(3)	(11)
Core operating profit	1,887	(1)	(6)	4,824	(5)	(16)
Core earnings per share	27.9p	5	-	68.0p	(2)	(14)

Total results	Q3 2014			9 months 2014
	£m	CER%	£%	£m	CER%	£%
Turnover	5,646	(6)	(13)	16,820	(7)	(14)
Operating profit	703	(52)	(55)	2,906	(24)	(37)
Earnings per share	8.3p	(56)	(59)	35.8p	(28)	(42)

Summary

•	Group turnover £5.6 billion, -3% excluding divestments
	-	Pharmaceutical and Vaccines sales -3% with strong growth in Emerging Markets, +12%, Japan +6%, ViiV Healthcare +18%, offset by US -10%, and Europe -2%
	-	Respiratory -8% reflecting significant changes to pricing and volumes for Advair in US; portfolio transition continues with total global respiratory sales expected to return to growth in 2016
	-	Q3 Consumer Healthcare sales -3%; recovery from supply interruptions on track with full year sales expected to be broadly flat subject to continued progress of supply recovery plan

•	Targeted cost reductions and financial efficiencies help deliver Q3 core EPS of 27.9p +5% at CER and excluding divestments

•	Continue to expect full year 2014 core EPS to be broadly similar to 2013 (at CER and on ex-divestment basis)

•	Proposed 3-part transaction with Novartis on track for completion in H1 2015
	-	Will significantly strengthen Vaccines and Consumer Healthcare
	-	New balance for Group across core businesses of Pharmaceuticals, Vaccines and Consumer Healthcare
	-	Provides greater ability to create and deliver value for shareholders across the Group

•	ViiV Healthcare: intention to explore an IPO of a minority shareholding to enhance future strategic flexibility and visibility within the Group

•	New restructuring programme to refocus global pharmaceuticals business and cost base following divestment of oncology products and changed US respiratory market dynamics
-
Approximately £1 billion annual cost savings to be delivered over 3 years with ~50% expected in 2016.  Savings incremental to the existing announced programmes and additional to the benefits expected from the transaction

•	R&D pipeline expected to fuel growth of pharmaceuticals business with sustained flow of new products over next 5-10 years
-
Multiple phase II/III assets with significant potential, including: mepolizumab (severe asthma), sirukumab (RA), cabotegravir (HIV); losmapimod (ACS); ICS/LAMA/LABA (COPD); ‘863 (anaemia); ‘273 (ADA-SCID)

-
Early clinical development opportunities include first-in-class molecules in epigenetics targeting oncology and immuno-inflammation (BETi, EZH2 and LSD-1); respiratory (PI3Kδ); cardiovascular diseases (TRPV4) and inflammatory diseases (RIP-1 & 2 kinases)

•	Q3 dividend maintained at 19p per share

•
FY14 dividend expected to be 80p +3%.  2015 dividend expected to be maintained at same level as 2014 with additional planned return of £4 billion to shareholders via a B-share scheme post completion of transaction

The full results are presented under ‘Income Statement’ on page 28 and Core results reconciliations are presented on pages 43 to 46.
*For explanations of the measures ‘Core results’, and ‘CER’, see page 26.  2014 core performance is measured against 2013 core results excluding divestments completed during 2013.

GSK’s strategic priorities

We have focused our business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve our long term financial performance:

•	Grow a diversified global business
•	Deliver more products of value
•	Simplify the operating model

Chief Executive Officer’s review

This quarter we have continued to make strategic choices to create value from assets held in the Group and to respond to the pressures we are facing in our operating environment, in particular the changed dynamics we have seen in the US respiratory market.

The impact of formulary and contract changes we have seen this year to Advair have been greater than we anticipated and directly affected our US sales performance in the quarter.  This offset strong sales growth in Emerging Markets, Japan and from ViiV Healthcare.  Sales in Consumer Healthcare continue to be impacted by supply interruptions but the situation is improving and we expect sales to be broadly flat for the year.  Group sales for the quarter were £5.6 billion, down 3%.

In response to sales declines of Advair, we delivered targeted expense reductions in SG&A and R&D.  Together with financial efficiencies, this enabled us to deliver core EPS of 27.9p, up 5% CER for the quarter.  For 2014, we continue to expect core EPS, on an ex-divestment basis, to be broadly similar to last year.

Our other key priority this quarter has been to work towards completion of our proposed 3-part transaction with Novartis, and we continue to expect closure in the first half of 2015, subject to consultation and necessary approvals.

This is a clear catalyst to fundamentally re-shape GSK, providing new balance and options for the Group to increase value for shareholders across its three core businesses of Pharmaceuticals, Vaccines and Consumer Healthcare.

To ensure we capture this opportunity we are putting in place a new executive management structure to drive performance and focus across all three core businesses.  These changes come into immediate effect today.

With its new profile, we are confident that GSK will have substantial opportunity to generate sustainable, broadly sourced sales growth and improved long-term earnings.  The transaction will increase overall revenues by £1.3 billion to £26.9 billion on a 2013 pro forma basis but will also reset GSK’s operating margin reflecting the significant change in the Group’s overall business mix.  We are targeting total annual savings from the transaction of £1 billion by the fifth year from closing, with approximately 50% delivered by year three.

A pivotal element of this transaction is the opportunity to substantially strengthen two of our core businesses: Vaccines and Consumer Healthcare.  Upon completion, around 40% of revenues will be generated from products in these areas.

In Consumer Healthcare, we will strengthen our position across multiple categories and become a global leader in OTC medicines.  The new business will have 19 major brands each generating more than $100 million in sales.

In Vaccines, we will create a broader, stronger portfolio offering, particularly in the US and increase the profitability of the business through synergies, including the integration of antigen supply currently provided by Novartis to GSK.  The new vaccines business will also hold new R&D platforms and technology offerings in both viral and bacterial disease.

The transaction crystallises $16 billion of value for shareholders through divestment of our marketed pharmaceutical oncology portfolio.  This portfolio of medicines delivered 2013 annual sales of nearly £1 billion.

Today, we are also announcing further significant steps within our Pharmaceuticals business to realise value for shareholders and deliver improved operational performance.

Five years ago, we created ViiV Healthcare, a new standalone global business focused on development of treatments for HIV.  This has been a highly innovative and successful venture with our equity partners Pfizer and Shionogi.  The business has made very significant progress in both R&D and commercial execution, culminating in the recent successful launches of Tivicay and Triumeq.  We believe now is the right time to explore the potential for an IPO of a minority shareholding in this business.  This will provide greater visibility of the intrinsic value we see in its currently marketed assets and future pipeline and also enhance potential future strategic flexibility.

We also intend to refocus our global pharmaceuticals business and cost base following the divestment of our oncology products and the changed dynamics we now face in the US respiratory market.

This new restructuring programme will rescale commercial operations, global support functions and relevant R&D/manufacturing across pharmaceuticals and is expected to deliver cost savings incremental to the existing announced programmes and additional to the benefits anticipated from the proposed Novartis transaction.  All restructuring proposals affecting headcount will be subject to employee consultation where applicable in accordance with legal requirements.

Approximately £1 billion of new annual cost savings are expected over the next 3 years, with around 50% delivered in 2016.  These are expected to be delivered for estimated total costs of £1.5 billion, predominantly in cash.  Initial savings in 2015 from the programme will help offset some of the earnings impact resulting from declining sales of Advair.

We have recently concluded new contracts for Advair in the US which give us greater visibility on the outlook for 2015.  As we go forward, we expect US sales of the product to continue to decline in line with recent trends as some recovery in volumes is offset by the lower price levels set in 2014.

Alongside our focus on Advair, our key priority in respiratory is to deliver and generate access for our new products.  Breo for COPD now has 72% Medicare Part D coverage, whilst Anoro has around 50% as of late October.  In addition, we have Incruse and Arnuity to launch and expect to file mepolizumab, our first-in-class anti-IL5 treatment for severe asthma, before the end of the year.  We are also progressing late-stage assets such as the first triple ICS/LABA/LAMA combination medicine for COPD.

The transition in our respiratory business is significant and clearly challenging.  However, we remain confident we can maintain long-term leadership in this area and based on our current estimates, we expect that total global respiratory sales (residual and new products) will return to growth in 2016.

Within R&D, we continue to see opportunities to create value for our pharmaceuticals business with a sustained flow of new products over the next 5-10 years.

In addition to respiratory, our late stage (phase II/III) pipeline has several other promising assets including sirukumab for immune-inflammatory diseases, cabotegravir for HIV, losmapimod for ACS, a prolyl hydroxylase inhibitor (‘863) for anaemia and ‘273 for ADA-SCID which also has potential use in other gene therapy indications.

We are also encouraged by the continuing innovation in our early stage pipeline with potential first-in-class molecules in epigenetics targeting oncology and immuno-inflammation (BETi, EZH2 and LSD-1).  We have a further set of novel assets in other therapy areas such as asthma and COPD (PI3Kδ), cardiovascular diseases (TRPV4) and inflammatory diseases (RIP-1 & 2 kinases).

Our process to divest certain North American and European pharmaceutical products within our Established Products Portfolio also continues.  We expect to evaluate options on this in the coming months and, subject to achieving appropriate shareholder value, could reach agreements around the end of the year.

We are strongly committed to delivering returns to shareholders through dividend payments.

For the quarter, we have maintained a dividend of 19 pence per share and expect the full year 2014 dividend to grow 3% to 80 pence (78p in 2013).  For 2015, we expect to maintain the dividend at the same level as 2014, in order to maintain flexibility as the Group integrates the Novartis businesses and restructures its pharmaceutical operations.

We also plan to return £4 billion to shareholders in 2015 via a B share scheme following completion of the proposed transaction with Novartis.

Finally, with the current pressing public health emergency caused by spread of the Ebola virus in West Africa, I want to report to shareholders that we are working hard to develop a potential vaccine.  This is still at an early stage, but we are grateful for the support of all our partners, including the WHO, to expedite development of this candidate vaccine.

Sir Andrew Witty Chief Executive Officer

A video interview with CEO Sir Andrew Witty and CFO Simon Dingemans discussing today’s results is available on: www.gsk.com

All forward looking statements are based on 2013 core numbers adjusted to exclude divestments, at CER and barring unforeseen circumstances including earlier than anticipated generic competition.  See ‘Cautionary statement regarding forward-looking statements’ on page 26.

Group performance

Group turnover by division, geographic region and segment

Group turnover by division	Q3 2014		9 months 2014
	––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––
	£m	Growth CER%	£m	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals	3,653	(4)	11,254	(5)
Vaccines	922	-	2,346	3
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	4,575	(3)	13,600	(3)
Consumer Healthcare	1,071	(3)	3,220	(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover	5,646	(3)	16,820	(3)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover including divestments	5,646	(6)	16,820	(7)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Group turnover by geographic region	Q3 2014		9 months 2014
	––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––
	£m	Growth CER%	£m	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
US	1,826	(11)	5,258	(11)
Europe	1,551	(3)	4,787	(2)
Emerging Markets	1,555	10	4,547	5
Japan	362	(3)	1,164	(1)
Other	352	(5)	1,064	1
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover	5,646	(3)	16,820	(3)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover outside US and Europe	2,268	5	6,775	3
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Group turnover by segment		Q3 2014		9 months 2014
		––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––
		£m	Growth CER%	£m	Growth CER%*
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines
-	US	1,271	(10)	3,594	(10)
-	Europe	972	(2)	3,015	-
-	Emerging Markets	799	12	2,312	9
-	Japan	198	6	670	5
-	ViiV Healthcare	373	18	1,036	12
-	Established Products	724	(14)	2,234	(17)
-	Other trading and unallocated pharmaceuticals	238	(4)	739	5
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines		4,575	(3)	13,600	(3)
Consumer Healthcare		1,071	(3)	3,220	(2)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover		5,646	(3)	16,820	(3)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––

*	Unless otherwise stated, Q3 2014 and 9 months 2014 turnover growth is in comparison with Q3 2013 and 9 months 2013 turnover, respectively, excluding divestments in 2013. See page 26.

Turnover – Q3 2014
Total Group turnover for Q3 2014 declined 3% to £5,646 million.  Pharmaceuticals and Vaccines turnover fell by 3%.  Pharmaceuticals turnover declined 4% as growth in Emerging Markets, Japan and ViiV Healthcare was more than offset by lower sales in the US and Europe and a decline in Established Products sales.  Worldwide Vaccines turnover was flat, as a strong performance in Emerging Markets was offset by lower reported sales in the US and some smaller markets.  Consumer Healthcare turnover was £1,071 million in the quarter, down 3%.

In the US, Pharmaceuticals and Vaccines turnover declined 10% to £1,271 million, with Pharmaceuticals down 12% and Vaccines down 3%.  Pharmaceutical sales in the quarter were impacted by continued price and contracting pressures affecting respiratory sales, down 18% in the quarter (7% volume decline and a 11% negative impact of price and mix).  Sales of Advair were down 25% (10% volume decline and a 15% negative impact of price and mix).

Oncology products in the US contributed strongly to the quarter, with sales up 44% to £132 million, benefiting from strong performances from Votrient and Promacta, and the recent launches of Tafinlar and Mekinist.  Benlysta sales grew 10% to £40 million, after the impact of adverse RAR true-ups.  Generic competition in the US continued to affect sales of Dermatology products, which declined 68% to £12 million.  The 3% decrease in Vaccines sales resulted primarily from Infanrix/Pediarix, down 10% to £84 million, due in part to the broader return of a competitor vaccine that encountered supply issues in 2013, and sales of hepatitis vaccines which were down 10% to £67 million, impacted by supply constraints.

Europe Pharmaceuticals and Vaccines turnover was down 2% to £972 million.  Pharmaceutical sales fell 3% to £713 million, despite strong growth in Oncology and the Avodart franchise, which increased 10% to £70 million.  Oncology sales were up 26% to £110 million, led by Votrient, Promacta and the newly launched Tafinlar.  Seretide declined 5% to £314 million, primarily reflecting ongoing pricing pressure.  Vaccines sales were flat, as a decline in Infanrix sales was offset by higher sales of Boostrix during the quarter, particularly in Germany.

Emerging Markets Pharmaceuticals and Vaccines turnover increased 12% to £799 million, with Pharmaceuticals up 12% and Vaccines up 13%, reflecting strong tender sales of Synflorix and Boostrix.  There were strong contributions from Brazil, up 30% to £97 million, and the rest of Latin America, up 12% to £157 million.  Sales in China were up 65% to £69 million as the effects of the government investigation annualised.  In Emerging Markets Pharmaceuticals, Seretide sales were up 20%, largely due to increased sales in China, and there was continued growth from Oncology products, up 33%.

Japan Pharmaceuticals and Vaccines turnover grew 6% to £198 million, with Pharmaceuticals sales up 4% and Vaccines sales up 50%.  The performance in Pharmaceuticals reflected growth in Respiratory, up 3%, primarily driven by seasonal products, and Oncology products, up 19%, together with some restocking of Avodart, up 14% in the quarter.  The growth in Vaccines sales reflected a strong performance from Rotarix, up 50% to £7 million.

ViiV Healthcare turnover grew 18% to £373 million as the growth generated by Tivicay and Epzicom more than offset the impact of generic competition to older ViiV Healthcare products, including Combivir and Trizivir.  Triumeq was also launched in the quarter.

Established Products turnover fell 14% to £724 million, principally reflecting generic competition to Lovaza in the US, down 58%, which commenced in April this year, and continuing generic competition to a number of products across the portfolio, including Seroxat/Paxil, down 11% and Valtrex, down 29%.  Established Products performance in the quarter benefited from a significant improvement in China.

Consumer Healthcare turnover was £1,071 million in the quarter, down 3% compared with Q3 2013.  Growth in Rest of World markets of 1% reflected some supply interruptions and also weaker market conditions, while sales in Europe, down 5%, and the US, down 7%, were more directly affected by previously identified supply issues, despite good progress in remediation activities.

Total Group turnover for Q3 2014 compared with Q3 2013 including divestments completed in 2013 was down 6%, with Pharmaceuticals and Vaccines down 5% and Consumer Healthcare down 13%.

Turnover – 9 months 2014
Total Group turnover for the nine months to September 2014 declined 3% to £16,820 million.  Pharmaceuticals and Vaccines turnover fell by 3%.  Pharmaceuticals turnover declined 5% as growth in Emerging Markets, Japan and ViiV Healthcare was more than offset by lower sales in the US and in Established Products.  Europe was flat for the period.  Worldwide Vaccines turnover grew 3%, as positive performances in the US and Emerging Markets were partly offset by lower reported sales in Europe and Japan.  Consumer Healthcare turnover was £3,220 million in the nine months, down 2% compared with the same period in 2013.

In the US, Pharmaceuticals and Vaccines turnover declined 10% to £3,594 million, with Pharmaceuticals down 13% and Vaccines up 3%.  Pharmaceutical sales were impacted by continued price and contracting pressures affecting respiratory sales, down 17% (12% volume decline and a 5% negative impact of price and mix).  Sales of Advair were down 24% (14% decline in volume and a 10% decline from price and mix).

Oncology products in the US contributed strongly to the nine months, with sales up 39% to £359 million, benefiting from strong performances from Votrient and Promacta, and the recent launches of Tafinlar and Mekinist.  Benlysta sales grew 19% to £111 million.  Generic competition in the US continued to impact sales of Dermatology products, which declined 63% to £36 million and Mepron, which declined 56% to £27 million.  The 3% increase in Vaccines sales primarily resulted from the growth of Infanrix/Pediarix, up 13% to £221 million, and Boostrix, up 22% to £134 million, both benefiting from favourable CDC stockpile movements compared with 2013 and the absence of a competitor, particularly in the earlier part of the year.  Sales of hepatitis vaccines were down 13% to £167 million.

Europe Pharmaceuticals and Vaccines turnover was flat at £3,015 million.  Pharmaceutical sales were flat at £2,277 million, as strong growth in Oncology, the Avodart franchise, up 9% to £211 million, and the newly launched Relvar Ellipta were offset by lower sales of Seretide, down 4% to £1,014 million, primarily reflecting ongoing pricing pressure.  Oncology sales were up 29% to £311 million, led by Votrient, Promacta and the newly launched Tafinlar.  Vaccines sales fell 1%, reflecting growth in several products, including Boostrix, up 32%, offset by lower sales of both Infanrix and Priorix, due in part to the phasing of shipments.

Emerging Markets Pharmaceuticals and Vaccines turnover increased 9% to £2,312 million, with Pharmaceuticals up 8% and Vaccines up 11%, primarily reflecting strong tender sales of Boostrix, Rotarix and Synflorix.  Most markets outside Asia showed strong growth, with notable performances from Brazil, up 32% to £271 million and the rest of Latin America, up 11% to £437 million.  Sales in China grew 1% reflecting the effects of the government investigation on the first half.  There was continued growth from Respiratory products, up 4%, Oncology, up 39%, and the Avodart franchise, up 18%.

Japan Pharmaceuticals and Vaccines turnover grew 5% to £670 million, with Pharmaceuticals sales increasing 5% and Vaccines sales declining by 11%.  Pharmaceuticals sales benefited from the government stockpiling of Relenza at the start of the year, with sales more than doubling, and also strong growth in Avodart, up 16%.  This growth was partially offset by lower sales in the Respiratory portfolio, down 2%, which were affected by a weaker allergy season at the beginning of the year and increased competitive pressures.  The decline in Vaccines sales reflected the impact on Cervarix of the continued suspension of the recommendation for use of HPV vaccines, partly offset by higher sales of Rotarix.

ViiV Healthcare turnover grew 12% to £1,036 million as the growth generated by Tivicay and Epzicom more than offset the impact of generic competition to older ViiV Healthcare products, including Combivir and Trizivir.

Established Products turnover fell 17% to £2,234 million, reflecting generic competition to Lovaza in the US, down 55%, which commenced in April this year, and continuing generic competition to a number of products across the portfolio, including Seroxat/Paxil, down 19% and Valtrex, down 25%.

Consumer Healthcare turnover was £3,220 million in the nine months to September 2014, down 2% compared with the same period in 2013.  Growth in Rest of World markets of 3% reflected some supply interruptions and also weaker market conditions while sales in Europe, down 7%, and the US, down 9%, were more directly affected by supply issues.

Total Group turnover for nine months to September 2014 compared with the nine months to September 2013 including divestments completed in 2013 was down 7%, with Pharmaceuticals and Vaccines down 5% and Consumer Healthcare down 12%.

Core operating profit and margin

Core operating profit	Q3 2014			9 months 2014
	–––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––
	£m	% of turnover	Growth CER%	£m	% of turnover	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	5,646	100	(3)	16,820	100	(3)

Cost of sales	(1,641)	(29.1)	(1)	(4,737)	(28.2)	(3)
Selling, general and administration	(1,477)	(26.2)	(6)	(5,210)	(31.0)	(2)
Research and development	(742)	(13.1)	(1)	(2,292)	(13.6)	(3)
Royalty income	101	1.8	11	243	1.5	(13)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit	1,887	33.4	(1)	4,824	28.7	(5)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Core profit before tax	1,736		(1)	4,365		(5)
Core profit after tax	1,388		4	3,439		(2)
Core profit attributable to shareholders	1,341		4	3,269		(2)
	––––––––––––		––––––––––––	––––––––––––		––––––––––––
Core earnings per share	27.9p		5	68.0p		(2)
	––––––––––––		––––––––––––	––––––––––––		––––––––––––

Core operating profit by division	Q3 2014			9 months 2014
	–––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––
	£m	Margin %	Growth CER%	£m	Margin %	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals	1,317	36.1	(3)	3,835	34.1	(9)
Vaccines	366	39.7	12	896	38.2	26
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	1,683	36.8	-	4,731	34.8	(4)
Consumer Healthcare	174	16.2	-	480	14.9	(8)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	1,857	32.9	-	5,211	31.0	(5)
Corporate & other unallocated costs	30		(54)	(387)		1
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit	1,887	33.4	(1)	4,824	28.7	(5)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Core operating profit by segment		Q3 2014			9 months 2014
		––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––
		£m	Margin %	Growth CER%	£m	Margin %	Growth CER%*
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines
-	USA	782	61.5	(15)	2,251	62.6	(17)
-	Europe	537	55.2	-	1,664	55.2	2
-	Emerging Markets	275	34.4	49	700	30.3	31
-	Japan	104	52.5	5	332	49.6	5
-	ViiV Healthcare	246	66.0	19	675	65.2	12
-	Established Products	438	60.5	(12)	1,325	59.3	(17)
-	Pharmaceutical R&D	(648)		(1)	(1,959)		(1)
-	Other trading and unallocated pharmaceuticals	(51)	(21.4)	(34)	(257)	(34.8)	(48)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines		1,683	36.8	-	4,731	34.8	(4)
Consumer Healthcare		174	16.2	-	480	14.9	(8)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
		1,857	32.9	-	5,211	31.0	(5)
Corporate & other unallocated costs		30		(54)	(387)		1
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit		1,887	33.4	(1)	4,824	28.7	(5)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

*	Unless otherwise stated, Q3 2014 growth is in comparison with Q3 2013 core results excluding divestments in 2013. See page 26.

Core operating profit – Q3 2014
Core operating profit was £1,887 million, 1% lower than Q3 2013 in CER terms on a turnover decline of 3%.  The core operating margin of 33.4% was 1.6 percentage points higher than in Q3 2013.  Excluding currency effects, the margin increased 0.6 percentage points.  This primarily reflected a decrease in the SG&A margin as SG&A costs were reduced by 6% compared with a turnover decline of 3%, driven by targeted cost management and the benefit of ongoing restructuring programmes.  In addition, SG&A in the quarter included the expected credit of £219 million from a release of reserves following a simplification of the Group’s entity structure and its trading arrangements.  The Q3 2013 SG&A costs included other structural savings of £195 million.

Cost of sales as a percentage of turnover was 29.1%, compared with 27.9% in Q3 2013.  Net of adverse currency translation effects, the cost of sales percentage increased 0.4 percentage points.  This reflected ongoing pricing pressures, particularly in the US, continuing investments in new launch capacity, future manufacturing technology and remediation costs that exceeded the benefit of the Group’s ongoing cost reduction programmes in the quarter.

SG&A costs as a percentage of sales were 26.2%, 3.0 percentage points lower than Q3 2013.  Excluding currency effects, the SG&A percentage decreased 1.1 percentage points, as SG&A declined 6% on a turnover decline of 3%.  The reduction in SG&A reflected the benefits in the quarter of the Group’s restructuring programmes and ongoing cost management efforts, partly offset by continued investments in the Group’s multiple new product launches.

R&D expenditure declined 1% to £742 million (13.1% of turnover) compared with £789 million (12.6% of turnover) in Q3 2013.  This reflected the completion of a number of trials and the phasing of ongoing project spending as well as continuing cost management benefits.

Royalty income was £101 million (Q3 2013: £94 million) reflecting the phasing of revenues.

Core operating profit – 9 months 2014
Core operating profit was £4,824 million, 5% lower than in the 9 months to September 2013 in CER terms on a turnover decline of 3%. The core operating margin of 28.7% was 1.7 percentage points lower than in Q3 2013.  Excluding currency effects, the margin decreased 0.6 percentage points.  This primarily reflected an increase in the SG&A margin, as SG&A costs declined 2% on a turnover decline of 3%, and lower royalty income.

Cost of sales as a percentage of turnover was 28.2% compared with 27.4% in the 9 months to September 2013.  Net of adverse currency translation effects the cost of sales percentage was flat.  This reflected the benefit of the Group’s ongoing cost reduction programmes, offset by adverse price and mix movements, particularly the decline in Pharmaceuticals sales in the US, the costs of supply remediation activities and continuing investments in new launch capacity and future manufacturing technology.

SG&A costs as a percentage of sales were 31.0%, 0.4 percentage points higher than in the 9 months to September 2013.  Excluding currency effects, the SG&A percentage increased 0.3 percentage points reflecting continued investments in the Group’s multiple new product launches partly offset by the benefits of the Group’s restructuring programmes and ongoing cost management efforts.

R&D expenditure declined 3% to £2,292 million (13.6% of turnover) compared with £2,490 million (13.2% of turnover) in the 9 months to September 2013.  This reflected the phasing of ongoing project spending as well as the completion of a number of large trials and continuing cost management benefits.

Royalty income was £243 million (2013: £289 million) reflecting the conclusion of a number of royalty agreements.  The 9 months to September 2013 also included a prior year catch-up adjustment.

Core operating profit after tax and core earnings per share – Q3 2014
Net finance expense was £161 million compared with £178 million in Q3 2013, reflecting the continued benefit of GSK’s strategy to improve the funding profile of the Group.

The share of profits of associates and joint ventures was £10 million (Q3 2013: £14 million).

Tax on core profit amounted to £348 million and reflected an effective core tax rate of 20.0% (Q3 2013: 23.5%).

Core EPS of 27.9p increased 5% in CER terms compared with a 1% decline in the operating profit as a result of financial efficiencies.

Core profit after tax and core earnings per share – 9 months 2014
Net finance expense was £478 million compared with £537 million in 9 months to September 2013, reflecting GSK’s strategy to improve the funding profile of the Group, despite net debt at 30 September 2014 being £2.1 billion higher than at December 2013.

The share of profits of associates and joint ventures was £19 million (2013: £32 million), reflecting the reduced shareholding in the Aspen group, currency movements and a number of one-off adjustments.

Tax on core profit amounted to £926 million and reflected an effective core tax rate of 21.2% (2013: 23.3%).

Core EPS of 68.0p decreased 2% in CER terms compared with a 5% decline in the operating profit as a result of financial efficiencies.

Outlook for 2014
In 2014, GSK expects to deliver full year core EPS on a CER and ex-divestment basis broadly similar to last year (from 2013 base of 108.4p adjusted for divestments completed during 2013).

Currency impact
The Q3 2014 results are based on average exchange rates, principally £1/$1.67, £1/€1.25 and £1/Yen 175.  Comparative exchange rates are given on page 40.  The period-end exchange rates were £1/$1.62, £1/€1.28 and £1/Yen 178.

In the quarter, turnover declined 3% CER and declined 10% at actual exchange rates.  Core EPS for the quarter of 27.9p was up 5% in CER terms and flat at actual rates.  The negative currency impact reflected the strengthening of Sterling against the majority of the Group’s trading currencies since Q3 2013.  Gains on settled intercompany transactions of £10 million in Q3 2014, compared with a loss of £49 million in Q3 2013, contributed to the lower adverse currency impact on EPS compared with that on turnover.  Excluding this benefit, the negative currency impact on core EPS was 8%.

In the 9 months 2014, turnover declined 3% CER and declined 11% at actual exchange rates.  Core EPS for the nine months of 68.0p was down 2% in CER terms and down 14% at actual rates.  The negative currency impact reflected the strengthening of Sterling against the majority of the Group’s trading currencies since the same period in 2013.  The relatively lower proportion of the cost base in Emerging Markets also contributed to the greater adverse currency impact on EPS compared with that on turnover.  Losses on settled intercompany transactions had no material effect on the negative currency impact of 12% on core EPS.

If exchange rates were to hold at the Q3 2014 period-end rates for the rest of 2014, the estimated adverse impact on 2014 sterling turnover would be around 7%, and if there were no further exchange gains or losses, the estimated adverse impact on 2014 sterling core EPS would be around 11%.

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q3 2014			Q3 2013
	–––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––
	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results before divestments	1,887	1,388	27.9	1,997	1,402	28.0
Divestments				62	47	0.9
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results including divestments	1,887	1,388	27.9	2,059	1,449	28.9

Intangible asset amortisation	(128)	(100)	(2.2)	(130)	(95)	(2.0)
Intangible asset impairment	(46)	(35)	(0.7)	(152)	(115)	(2.4)
Major restructuring costs	(113)	(43)	(0.9)	(83)	(127)	(2.6)
Legal costs	(318)	(305)	(6.3)	(73)	(59)	(1.2)
Acquisition accounting and other	(579)	(520)	(9.5)	(52)	(43)	(0.7)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	(1,184)	(1,003)	(19.6)	(490)	(439)	(8.9)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total results	703	385	8.3	1,569	1,010	20.0
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

	9 months 2014			9 months 2013
	–––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––
	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results before divestments	4,824	3,439	68.0	5,751	4,025	79.4
Divestments				176	133	2.7
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results including divestments	4,824	3,439	68.0	5,927	4,158	82.1

Intangible asset amortisation	(450)	(341)	(7.1)	(397)	(289)	(6.1)
Intangible asset impairment	(95)	(75)	(1.6)	(286)	(214)	(4.4)
Major restructuring costs	(293)	(183)	(3.8)	(342)	(311)	(6.4)
Legal costs	(473)	(433)	(9.0)	(163)	(137)	(2.8)
Acquisition accounting and other	(607)	(601)	(10.7)	(152)	(84)	(1.0)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	(1,918)	(1,633)	(32.2)	(1,340)	(1,035)	(20.7)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total results	2,906	1,806	35.8	4,587	3,123	61.4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Full reconciliations between core results and total results are set out on pages 43 to 46 and the definition of core results is set out on page 26.

Total operating profit and total earnings per share – Q3 2014
Total operating profit was £703 million compared with £1,569 million in Q3 2013.  The non-core items resulted in total net charges of £1,184 million in the quarter (Q3 2013: £490 million, excluding divestments).

The intangible asset amortisation decreased to £128 million (Q3 2013: £130 million).

Major restructuring charges of £113 million (Q3 2013: £83 million) included £12 million under the Operational Excellence programme and £81 million under the Major Change programme.

Legal charges of £318 million (Q3 2013: £73 million) principally arose from the fine payable to the Chinese government of £301 million.

Acquisition accounting and other adjustments resulted in a net charge of £579 million (Q3 2013: £52 million) and included a charge of £114 million to account for an additional year of the non-tax deductible US Branded Prescription Drug fee, in accordance with the final regulations issued by the IRS in the quarter.  In addition, following the improved sales performance of Tivicay (dolutegravir), the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture has been increased to £1.3 billion, resulting in a charge in the quarter of £343 million.  The liability represents the present value of expected future payments to Shionogi.  These will be paid over a number of years and will vary in line with sales of products that contain dolutegravir.  Other adjustments included charges related to major acquisitions, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

The charge for taxation on total profits amounted to £163 million and represented a total effective tax rate of 29.7% (Q3 2013: 28.0%), reflecting the differing tax effects of the various non-core items.  See ‘Taxation’ on page 39.

Total EPS was 8.3p, compared with 20.0p in Q3 2013 a decrease of 11.7p, of which 0.5p was due to currency.  Non-core net charges totalled 19.6p per share compared with 8.9p in Q3 2013, excluding divestments.

Total operating profit and total earnings per share – 9 months 2014
Total operating profit was £2,906 million compared with £4,587 million in the 9 months to September 2013.  The non-core items resulted in total net charges of £1,918 million (2013: £1,340 million, excluding divestments).

The intangible asset amortisation increased to £450 million (2013: £397 million) reflecting the accelerated amortisation of Lovaza.

Major restructuring charges of £293 million (2013: £342 million) included £70 million under the Operational Excellence programme and £203 million under the Major Change programme.  The Major Change programme focuses on opportunities to simplify our supply chain processes, build the Group’s capabilities in manufacturing and R&D, and restructure our European Pharmaceuticals business.  The programme is expected to cost £1.5 billion, of which the non-cash charge will be £350 million.  It has delivered approximately £0.5 billion of incremental savings and remains on track to deliver annual pre-tax savings of at least £1.0 billion by 2016.

Legal charges of £473 million (2013: £163 million) included the £301 million fine payable to the Chinese government, settlement of existing anti trust matters and higher litigation costs.

Acquisition accounting and other adjustments resulted in a net charge of £607 million (2013: £152 million) and included a charge of £114 million to account for an additional year of the non-tax deductible US Branded Prescription Drug fee, in accordance with the final regulations issued by the IRS in the quarter.  Other items also included charges related to major acquisitions, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

The charge for taxation on total profits amounted to £631 million and represented a total effective tax rate of 25.9% (2013: 23.8%), reflecting the differing tax effects of the various non-core items.  See ‘Taxation’ on page 39.

Total EPS was 35.8p, compared with 61.4p in the 9 months to September 2013, a decrease of 25.6p, of which 8.7p was due to currency.  Non-core net charges totalled 32.2p per share compared with 20.7p in the 9 months to September 2013, excluding divestments.

Cash generation and conversion

Cash flow and net debt

	Q3 2014	9 months 2014	9 months 2013
	––––––––––––	––––––––––––	––––––––––––
Net cash inflow from operating activities (£m)	1,273	2,966	5,035
Adjusted net cash inflow from operating activities* (£m)	1,614	3,553	4,982
Free cash flow* (£m)	786	1,293	3,223
Adjusted free cash flow* (£m)	1,127	1,880	3,170
Free cash flow growth (%)	(48)%	(60)%	>100%
Free cash flow conversion* (%)	101%	87%	102%
Net debt (£m)	14,788	14,788	15,088
	––––––––––––	––––––––––––	––––––––––––

* Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 26.

The net cash inflow from operating activities for the quarter was £1,273 million (Q3 2013: £2,077 million).  Excluding legal costs of £341 million (Q3 2013: £154 million inflow), the adjusted net cash inflow from operating activities was £1,614 million (Q3 2013: £1,923 million), a 16% decrease compared with 2013.  This primarily reflected the impact of the strength of Sterling on profits and lower profits, including the impact of divestments.

The net cash inflow from operating activities for the nine months was £2,966 million (2013: £5,035 million).  Excluding legal costs of £587 million; (2013: £53 million inflow), the adjusted net cash inflow from operating activities was £3,553 million (2013: £4,982 million), a 29% decrease compared with 2013.  This primarily reflected the impact of the strength of Sterling on profits and lower profits, including the impact of divestments.

Free cash flow was £1,293 million for the nine months.  Excluding legal payments, adjusted free cash flow was £1,880 million (2013: £3,170 million).  The decrease primarily reflected the impact of Sterling on lower profits, working capital outflows, as well as the loss of cash flow from divested businesses.  The Group paid dividends to shareholders of £2,925 million and spent £238 million on repurchasing shares.

At 30 September 2014, net debt was £14.8 billion, compared with £12.6 billion at 31 December 2013, comprising gross debt of £19.0 billion and cash and liquid investments of £4.2 billion.  The increase in net debt reflected the lower cash generated from operations, together with the aggregate consideration of £0.7 billion paid to increase the shareholding in the Group’s Indian pharmaceutical subsidiary from 50.7% to 75% and the acquisition of the remaining 30% of GSK’s Indonesian Consumer Healthcare business held by a third party.  At 30 September 2014, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £5,340 million with loans of £770 million repayable in the subsequent year.

Working capital

	30 Sep 2014	30 June 2014	31 March 2014	31 December 2013	30 September 2013
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Working capital conversion cycle* (days)	216	208	205	176	201
Working capital percentage of turnover (%)	24	22	22	19	22
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

* Working capital conversion cycle is defined on page 26.

The reported working capital conversion cycle days are distorted by divestments made in 2013 and the intangible asset impairments included in the denominator used in the conversion cycle computation.  The 30 September 2014 and year-end 2013 conversion cycles adjusted for these factors were around 226 days and 190 days respectively.  The increase of 36 days is predominantly due to stock building behind new launches and the remediation of the Consumer Healthcare supply chain together with seasonal phasing of a number of products particularly in Vaccines compounded by a reduction in the denominator arising from the translation effect of stronger Sterling on overseas revenue and costs, which contributed an increase of 10 days.

On a similar adjusted basis, the 30 September 2014 cycle of 226 days compares with 205 days at 30 September 2013, an increase of 21 days, which was predominantly due to stock building and the strengthening of Sterling.

Returns to shareholders

GSK’s commitment is to use free cash flow to support increasing dividends over the long-term, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions.

In determining specific share repurchase levels, the company also considers the development of free cash flow during the year.  Given the impact of the recent sustained strength of Sterling on free cash flow in the year-to-date it is likely that share repurchases over the balance of 2014 will be immaterial.

Quarterly dividends
The Board has declared a third interim dividend of 19 pence per share (Q3 2013: 19 pence per share).

The full year dividend is expected to be 80 pence per share and the 2015 dividend is expected to be maintained at the same level as 2014.

Payment of dividends
The equivalent interim dividend receivable by ADR holders is 61.3016 cents per ADS based on an exchange rate of £1/$1.6132.  One ADS represents two ordinary shares.  The ex-dividend date will be 6 November 2014, with a record date of 7 November 2014 and a payment date of 8 January 2015.

	Paid/ payable	Pence per share	£m
	––––––––––––	––––––––––––	––––––––––––
2014
First interim	10 July 2014	19	916
Second interim	2 October 2014	19	921
Third interim	8 January 2015	19	913
		––––––––––––	––––––––––––
2013
First interim	11 July 2013	18	878
Second interim	3 October 2013	18	864
Third interim	9 January 2014	19	910
Fourth interim	10 April 2014	23	1,099
		––––––––––––	––––––––––––
		78	3,751
		––––––––––––	––––––––––––

The fourth interim dividend for 2014 will be declared on 4 February 2015.  The ex-dividend date will be 19 February 2015, with a record date of 20 February 2015 and a payment date of 9 April 2015.

Share repurchases
During the quarter, GSK did not repurchase any shares (Q3 2013: £560 million).  The total repurchased for the nine months amounted to 14.7 million shares (£238 million).  The company issued 0.8 million shares under employee share schemes amounting to £11 million (Q3 2013: £68 million).

The weighted average number of shares for Q3 2014 was 4,807 million, compared with 4,837 million in Q3 2013, a reduction of approximately 1%.

Divisional performance

Pharmaceuticals

	Q3 2014		9 months 2014
	––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––
	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Respiratory	1,404	(8)	4,517	(9)
Oncology	311	35	867	34
Cardiovascular, metabolic and urology	231	(5)	705	(3)
Immuno-inflammation	65	46	153	43
Other pharmaceuticals	545	(8)	1,742	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Innovative Pharmaceuticals	2,556	(3)	7,984	(2)
ViiV Healthcare (HIV)	373	18	1,036	12
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	2,929	(1)	9,020	(1)

Established Products	724	(14)	2,234	(17)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	3,653	(4)	11,254	(5)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Respiratory

Q3 2014 (£1,404 million; down 8%)
Respiratory sales in the quarter declined 8% to £1,404 million.  Seretide/Advair sales were down 13% to £976 million, Flixotide/Flovent sales decreased 6% to £148 million and Ventolin sales grew 16% to £156 million. Relvar/Breo Ellipta, now launched in the US, Europe and Japan, recorded sales of £15 million in the quarter.

In the US, Respiratory sales declined 18% in the quarter (7% volume decline and a 11% negative impact of price and mix), primarily reflecting the continued price and contracting pressures, including for new products, which affected the ICS/LABA combination market, where Advair and Breo Ellipta compete, and also the LABA/LAMA combination market, where Anoro Ellipta has recently been introduced.  Sales of Advair were down 25% (10% volume decline and a 15% negative impact of price and mix) and Flovent sales were down 8% to £90 million.  Ventolin sales grew 26%, including benefits from wholesaler and retailer stocking patterns and net favourable adjustments to previous accruals for returns and rebates.  Breo Ellipta, launched in Q4 2013 recorded sales of £8 million.

European Respiratory sales were down 3%, primarily reflecting increasing competition.  Seretide sales declined 5% to £314 million, primarily reflecting ongoing pricing pressure.  Relvar Ellipta, approved in Europe for both COPD and asthma and launched in Q1 2014, recorded sales of £4 million in the quarter.

Respiratory sales in Emerging Markets grew 13% benefiting, in large part, from a strong comparative performance in China, as the effects of the government investigation annualised.  Sales of Seretide, up 20% to £94 million, Ventolin, up 10% to £40 million, and Flixotide, up 25% to £14 million, all benefited from the favourable comparison in China versus Q3 2013.

In Japan, Respiratory sales overall grew 3% to £97 million with growth in Veramyst and Xyzal offsetting declines in Adoair and Flixotide.  Relvar Ellipta recorded sales of £2 million in the quarter, but were limited by the “Ryotan” restrictions, which limit prescriptions to two weeks’ supply in the first year after the launch of a new product.

9 months 2014 (£4,517 million; down 9%)
Respiratory sales in the nine months to September 2014 declined 9% to £4,517 million.  Seretide/Advair sales were down 14% to £3,110 million, Flixotide/Flovent sales decreased 5% to £513 million and Ventolin sales grew 13% to £484 million. Xyzal sales, almost exclusively made in Japan, grew 6% to £93 million.

In the US, Respiratory sales declined 17% (12% volume decline and a 5% negative impact of price and mix), primarily reflecting the continued price and contracting pressures in the market.  Sales of Advair were down 24% (14% decline in volume and a 10% decline from price and mix).  Flovent sales were down 4% while Ventolin sales were up 23%, with both benefiting from the impact of net favourable adjustments to previous accruals for returns and discounts.  Breo Ellipta recorded sales of £14 million and Anoro Ellipta sold £5 million in the nine months.

European Respiratory sales were down 3%, primarily reflecting increasing competition.  Seretide sales declined 4% to £1,014 million, primarily reflecting ongoing pricing pressure.  Relvar Ellipta recorded sales of £9 million in the nine months.

Respiratory sales in Emerging Markets grew 4%.  Seretide grew 5% to £289 million largely as a result of an improved performance in China.  Sales growth of Ventolin, up 8% to £118 million, and Veramyst, up 15% to £53 million, was offset by a 33% decline in Flixonase, which was largely driven by China.

In Japan, Respiratory sales fell 2% to £340 million, as sales growth of Xyzal, up 6% to £81 million, and the launch of Relvar Ellipta, which sold £5 million in the nine months, were more than offset by lower sales for the rest of the Respiratory portfolio, including Adoair, which fell 2% to £166 million, impacted by increasing competitor action.

Oncology

Q3 2014 (£311 million; up 35%)
Oncology sales in the quarter grew 35% to £311 million.  Votrient sales grew 27% to £107 million and Promacta sales grew 37% to £62 million.  Arzerra sales fell 17% to £14 million and Tykerb/Tyverb sales fell 15% to £42 million.  The newly launched products, Tafinlar and Mekinist, recorded sales of £37 million and £18 million, respectively.

In the US, Oncology grew 44% to £132 million. Votrient sales grew 44% to £48 million and sales of Promacta grew 42% to £25 million.  Mekinist and Tafinlar sales were £18 million and £15 million, respectively.  Both were launched in late Q2 2013.

In Europe, Oncology grew 26% to £110 million.  Votrient sales increased 5% to £38 million and Promacta grew 33% to £19 million.  Sales of Tafinlar, which was launched in Q3 2013, were £20 million.

In Emerging Markets and Japan, Oncology sales in the quarter grew 33% to £42 million and 19% to £17 million, respectively.

9 months 2014 (£867 million; up 34%)
Oncology sales in the nine months to September 2014 grew 34% to £867 million.  Votrient sales grew 33% to £295 million and Promacta sales grew 34% to £165 million.  Arzerra sales fell 20% to £42 million and Tykerb/Tyverb sales fell 11% to £129 million.  Generic competition to both Hycamtin and Argatroban was more than offset by new launches as Tafinlar and Mekinist recorded sales of £92 million and £47 million, respectively.

In the US, Oncology grew 39% to £359 million. Votrient sales grew 30% to £127 million and sales of Promacta grew 28% to £64 million.  Mekinist and Tafinlar sales were £46 million and £40 million, respectively.

In Europe, Oncology grew 29% to £311 million, led by sales of Votrient, which increased by 25% to £114 million in the period.  Promacta grew 41% to £53 million and sales of Tafinlar, were £46 million.

In Emerging Markets and Japan, Oncology sales in the nine months grew 39% to £122 million and 13% to £46 million, respectively.

Cardiovascular, metabolic and urology

Q3 2014 (£231 million; down 5%)
Sales in the category fell 5% to £231 million.  The Avodart franchise grew 2% to £195 million, with 24% growth in sales of Duodart/Jalyn and a 4% decline in sales of Avodart, while Levitra fell 41% to £20 million in the quarter.  Sales of Prolia decreased 31% to £8 million, largely due to the agreement with Amgen to terminate the joint commercialisation in a number of European markets, Mexico and Russia.

On a regional basis, sales in the US were down 18% to £83 million, and in Europe down 1% to £71 million, but sales in Emerging Markets were up 15% to £35 million and in Japan up 14% to £28 million.

9 months 2014 (£705 million; down 3%)
Sales in the category fell 3% to £705 million.  The Avodart franchise grew 2% to £593 million, with 18% growth in sales of Duodart/Jalyn and a 3% decline in sales of Avodart.  Levitra fell 33% to £68 million in the period.  Sales of Prolia were flat at £31 million.

On a regional basis, the decline in the US of 19% to £256 million, was partly offset by Europe, up 2% to £223 million, Emerging Markets, up 18% to £103 million, and Japan, up 16% to £81 million.

Immuno-inflammation

Q3 2014 (£65 million; up 46%)
Immuno-inflammation sales grew 46% to £65 million.  Benlysta turnover in the quarter was £45 million, up 14%.  In the US, Benlysta sales were £40 million, up 10%.

9 months 2014 (£153 million; up 43%)
Immuno-inflammation sales grew 43% to £153 million.  Benlysta turnover in the nine months was £124 million, up 23%.  In the US, Benlysta sales were £111 million, up 19%.

Other pharmaceuticals

Q3 2014 (£545 million; down 8%)
Other therapy areas fell 8% to £545 million.  This reflected generic competition to Dermatology products in the US, and a decline in sales of Mepron, down 54% to £12 million, following the start of generic competition in March 2014.

9 months 2014 (£1,742 million; flat)
Other therapy areas were flat at £1,742 million, principally reflecting government stockpiling of Relenza in Japan, which more than doubled to £41 million, and the inclusion of Theravance milestone income of £57 million (9 months 2013: £25 million).  This growth was offset by generic competition to Dermatology products, which primarily affected sales of Soriatane in the US, and by a decline in sales of Mepron.

ViiV Healthcare (HIV)

Q3 2014 (£373 million; up 18%)
ViiV Healthcare sales increased 18%, with the US up 32%, Japan up 48%, Europe up 12% and Emerging Markets down 13%.  The ongoing roll-out of Tivicay resulted in sales of £78 million in the quarter.  Epzicom/Kivexa, which benefited from use in combination with Tivicay, increased 13% to £198 million but Selzentry sales fell 6% to £30 million.  The launch of Triumeq is well underway and it recorded sales of £9 million in the quarter.  This growth was partially offset by declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 48% to £12 million, and Trizivir, down 58% to £9 million.

9 months 2014 (£1,036 million; up 12%)
ViiV Healthcare sales increased 12%, with the US up 24%, Japan up 28%, Europe up 3% and Emerging Markets down 8%.  Tivicay recorded sales of £173 million, Epzicom/Kivexa sales increased 10% to £563 million and Selzentry sales increased 1% to £101 million.  This growth was partially offset by declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 44% to £44 million, and Trizivir, down 59% to £27 million.

Established Products

Q3 2014 (£724 million; down 14%)
Established Products turnover fell 14% to £724 million with declines in all regions except Emerging Markets, which benefited from a significant improvement in China in comparison with a weak Q3 2013.  Sales in the US were down 37% to £187 million, Europe was down 15% to £139 million and Japan was down 19% to £107 million, while sales in Emerging Markets were up 21% to £273 million.

Generic competition to Lovaza, down 58% to £53 million, Seroxat/Paxil, down 11% to £51 million and Valtrex, down 29% to £36 million, all contributed to the decline in the category.

9 months 2014 (£2,234 million; down 17%)
Established Products turnover fell 17% to £2,234 million with declines in all regions.  Sales in the US were down 31% to £626 million, Europe was down 13% to £457 million, Emerging Markets was down 2% to £780 million and Japan was down 14% to £329 million.

Generic competition to Lovaza, down 55% to £185 million, Seroxat/Paxil, down 19% to £155 million and Valtrex, down 25% to £110 million, all contributed to the decline in the category.

Vaccines

	Q3 2014		9 months 2014
	–––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––
	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Infanrix, Pediarix	212	(12)	616	1
Boostrix	106	37	260	42
Cervarix	31	(17)	87	(24)
Fluarix, FluLaval	122	(8)	137	(10)
Hepatitis	148	(6)	410	(8)
Rotarix	102	2	291	15
Synflorix	101	34	268	16
Other	100	-	277	(6)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	922	-	2,346	3
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Q3 2014 (£922 million; flat)
Vaccines sales were flat at £922 million with the US down 3% following the return to supply of competitor products.  This was offset by strong performances in Emerging Markets, up 13% and Japan up 50%.

Infanrix/Pediarix was down 12% to £212 million with declines in the US, in part reflecting the broader return of a competitor vaccine that encountered supply issues in 2013.

Boostrix sales increased 37% to £106 million, reflecting growth in all regions, but particularly benefiting from phasing of tenders in Emerging Markets.

Cervarix sales declined 17% to £31 million in the quarter, largely reflecting declines in Emerging Markets.

Fluarix/FluLaval sales declined 8% to £122 million, reflecting the later phasing of seasonal shipments this year.

Sales of hepatitis vaccines fell 6% to £148 million, primarily reflecting supply constraints that especially impacted the US and Emerging Markets.

Rotarix sales were up 2% to £102 million, with growth helped by a strong performance in Japan.

Synflorix sales grew 34% to £101 million, also reflecting the phasing of tenders in Emerging Markets.

9 months 2014 (£2,346 million; up 3%)
Vaccines sales grew 3% to £2,346 million with the US up 3% and Emerging Markets up 11%, partly offset by declines in Europe, down 1%, and Japan, down 11%.  The Emerging Markets performance primarily reflected the phasing of sales of Synflorix, Boostrix and Rotarix.

Infanrix/Pediarix grew 1% to £616 million.  Growth in the US, which benefited from a favourable comparison with the same period last year which was impacted by a product withdrawal from the CDC stockpile, offset declines in Europe and Emerging Markets.

Boostrix sales increased 42% to £260 million, reflecting growth in all regions.  Sales in the US benefited in part from competitor supply issues and CDC stockpile movements, and in Emerging Markets as a result of the phasing of tenders.

Cervarix sales declined 24% to £87 million in nine months, largely reflecting declines in Emerging Markets and Japan.

Fluarix/FluLaval sales declined 10% to £137 million, reflecting the later phasing of shipments this year.

Sales of hepatitis vaccines fell 8% to £410 million, in part reflecting supply constraints that impacted the US and Emerging Markets.

Rotarix sales were up 15% to £291 million, with growth driven by tender shipments in Europe and Emerging Markets.

Synflorix sales grew 16% to £268 million, reflecting the phasing of tenders in Emerging Markets.

Consumer Healthcare

	Q3 2014		9 months 2014
	––––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––
Turnover	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Wellness	394	(8)	1,176	(8)
Oral health	446	2	1,337	2
Nutrition	160	4	481	8
Skin health	71	(13)	226	(12)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total	1,071	(3)	3,220	(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Total including divestments	1,071	(13)	3,220	(12)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

	Q3 2014		9 months 2014
	–––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––
Turnover	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
USA	202	(7)	599	(9)
Europe	310	(5)	929	(7)
Rest of World	559	1	1,692	3
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total	1,071	(3)	3,220	(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Q3 2014 (£1,071 million; down 3%)
Consumer Healthcare turnover was down 3% in the quarter, adversely impacted by a number of supply issues and a continuing slowdown in Rest of World.  Actions to restore supply are underway but supply will be affected for the remainder of 2014.

Sales in Europe and the US were down 5% and 7%, respectively, both reflecting supply issues.  Growth in Rest of World markets of 1% reflected weak market conditions together with some supply issues, which contributed particularly to a 1% reduction of sales in China.

Wellness sales were £394 million, down 8%, primarily due to supply issues that significantly impacted sales of products for Smokers Health, down 27%, and alli.

Oral health sales grew 2% to £446 million.  The continued growth of Sensodyne, up 13%, was partly offset by a 13% decline in sales of Aquafresh due in part to supply issues.

Nutrition sales grew 4% to £160 million.  Horlicks, led by growth in India, was up 8%.

Sales of products for Skin health were down 13% to £71 million, primarily due to supply interruptions to Bactroban in China.

9 months 2014 (£3,220 million; down 2%)
Consumer Healthcare turnover was down 2% in the nine months to September 2014, reflecting the impact of supply issues, comparison to a strong cold and flu season in early 2013 and slowing in Rest of World markets.  Estimated market growth was approximately 3%.

Sales in Europe and the US were down 7% and 9%, respectively, reflecting both supply issues and product recalls, primarily on products for Smokers Health and alli.  Growth in Rest of World markets of 3% reflected growth across most markets, partly offset by a 4% reduction of sales in China and a 48% decline in sales of Smokers Health products primarily due to supply issues.

Wellness sales were £1,176 million, down 8%, primarily due to the supply issues and product recalls that significantly impacted sales of products for Smokers Health, down 30%, and alli.

Oral health sales were up 2% to £1,337 million.  The continued growth of Sensodyne, up 11%, was partly offset by a 16% decline in sales of Aquafresh which was impacted by supply issues in both Europe and the US, together with increased competition.

Nutrition sales grew 8% to £481 million.  Horlicks was up 9%, reflecting continued growth in India, and Boost was up 8%.

Sales of products for Skin health were down 12% to £226 million, primarily due to lower sales of Bactroban in China.

Sales from new pharmaceutical and vaccine launches

		Q3 2014		9 months 2014
		–––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––
		£m	CER%	£m	CER%
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals
Respiratory:	Relvar/Breo Ellipta	15	-	29	-
	Anoro Ellipta	1	-	6	-
Oncology:	Tafinlar	37	>100	92	>100
	Mekinist	18	>100	47	>100
CVMU:	Duodart/Jalyn	57	24	167	18
	Eperzan/Tanzeum	3	-	4	-
Immuno-inflammation:	Benlysta	45	14	124	23
Other pharmaceuticals		2	(44)	6	(50)
ViiV Healthcare:	Tivicay	78	>100	173	>100
	Triumeq	9	-	9	-

Vaccines
Nimenrix		6	>100	13	>100
Synflorix		101	34	268	16
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
		372	>100	938	87
		––––––––––––	––––––––––––	––––––––––––	––––––––––––

New products are those launched in the last five years (2010 to 2014 inclusive).  Sales of new products were £372 million and represented 8% of Pharmaceuticals and Vaccines turnover.  In the nine months, sales of new products were £938 million, grew 87% and represented 7% of Pharmaceuticals and Vaccines turnover.

In Q4 2013, Breo Ellipta was launched in the US for COPD, and Relvar Ellipta was launched in Europe for COPD and asthma in Q1 2014.  In addition, Anoro Ellipta was launched in the US in April 2014 for the treatment of COPD.

In Q3 2013, Tivicay was launched in the US and subsequently launched in Europe in Q1 2014.  Triumeq was launched in both the US and Europe in Q3 2014.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of phase IIa trials) and Development work (from phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  Phase IV costs and other administrative expenses are reported in SG&A and are not included in the table below, but are included in the Pharmaceutical R&D segment operating profit set out on pages 37 and 38.  R&D expenditure for Q3 2014 is analysed below.

	Q3 2014 £m	9 months 2014 £m	9 months 2013 £m
	––––––––––––	––––––––––––	––––––––––––
Discovery	174	529	537
Development	309	962	1,120
Facilities and central support functions	113	345	325
	––––––––––––	––––––––––––	––––––––––––
	596	1,836	1,982
Vaccines	104	338	379
Consumer Healthcare	42	118	129
	––––––––––––	––––––––––––	––––––––––––
Core R&D before divestments	742	2,292	2,490
Divestments	-	-	5
	––––––––––––	––––––––––––	––––––––––––
Core R&D including divestments	742	2,292	2,495

Amortisation and impairment of intangible assets	40	115	279
Major restructuring costs	5	14	37
Acquisition accounting and other	16	50	42
	––––––––––––	––––––––––––	––––––––––––
Total R&D	803	2,471	2,853
	––––––––––––	––––––––––––	––––––––––––

GSK’s Phase III/Registration Pharmaceuticals and Vaccines pipeline

The table below is provided as part of our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement.  There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below.  Anoro Ellipta, Incruse Ellipta Arzerra first line CLL and Mekinist were announced as approved in the EU and US last quarter and have been removed from the table, as have the darapladib atherosclerosis and Tykerb adjuvant BC programmes, which were stopped in Q2.  The phase III programme for subcutaneous ofatumumab in pemphigus vulgaris commenced in Q3 and has been added to the table.

Since Q2 2014 results, the following pipeline milestones have been achieved:

•	EU regulatory submission for malaria vaccine candidate RTS,S;
•	FDA approval of Flonase allergy relief for sale over-the-counter in the US;
•
Announced positive interim results for Arzerra PROLONG study as maintenance treatment for relapsed CLL; reached the predefined significance level for the primary efficacy endpoint of progression-free survival;

•	FDA approval of Arnuity Ellipta (FF) in US for treatment of asthma;
•	FDA approval of Triumeq (single pill regimen of dolutegravir+abacavir+lamivudine) for HIV in the US;
•	FDA approval of Promacta for use in patients with severe aplastic anaemia in the US;
•	EMA approval of Triumeq (single pill regimen of dolutegravir+abacavir+lamivudine) for HIV in the EU;
•	Positive data from phase III MENSA and SIRIUS studies of mepolizumab in severe asthma presented at ERS and published in NEJM;
•	Positive data from phase III AMBITION study of Volibris (ambrisentan)+ Adcirca (tadalafil) combination use in pulmonary arterial hypertension;
•	Announced two-year landmark overall survival data from phase III BREAK-3 study of Tafinlar in metastatic melanoma;
•	Announced start of phase III study of subcutaneous ofatumumab in pemphigus vulgaris.

Respiratory		US	EU	News update in the quarter
Relvar/Breo Ellipta (FF/VI)	Asthma	Filed June 2014	Approved Nov 2013
vilanterol (VI)	COPD	Ph III	Ph III
Arnuity (fluticasone furoate, FF)	Asthma	Approved Aug 2014	n/a	Approved in the US on 20 August 2014.
mepolizumab	Severe asthma	Ph III	Ph III	Data from MENSA and SIRIUS phase III studies presented at ERS and published in NEJM in September 2014.
	COPD	Ph III	Ph III
FF+UMEC+VI	COPD	Ph III	Ph III
Vaccines		US	EU	News update in the quarter
Nimenrix (MenACWY)	MenACWY prophylaxis	Ph II	Approved Apr 2012
MAGE-A3	Melanoma	Ph III	Ph III
Herpes zoster	Shingles prophylaxis	Ph III	Ph III
Mosquirix (RTS,S)	Malaria prophylaxis	Filed July 2014	n/a	Filed with EMA on 24 July 2014.
HIV (ViiV Healthcare)		US	EU	News update in the quarter
Triumeq (dolutegravir-Trii)	HIV integrase inhibitor + abacavir + lamivudine fixed dose combination	Approved Aug 2014	Approved Sept 2014	Approved in the US on 22 August 2014 and in EU on 3 September 2014.
Oncology		US	EU	News update in the quarter
Arzerra (ofatumumab)	CLL (relapsed/relapsed maintenance)	Ph III	Ph III	PROLONG maintenance study reached the predefined significance level for efficacy.
	NHL (FL)	Ph III	Ph III
trametinib + dabrafenib in combination use	Metastatic melanoma	Approved Jan 2014	Ph III
	Adjuvant melanoma	Ph III	Ph III
Promacta/Revolade	Severe aplastic anaemia	Approved Aug 2014	Ph III	Approved in the US on 26 August 2014.
	Myelodysplastic syndrome (MDS)	Ph III	Ph III
Cardiovascular & Metabolic		US	EU	News update in the quarter
losmapimod	Acute coronary syndrome (ACS)	Ph III	Ph III
Immuno-inflammation		US	EU	News update in the quarter
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III
Benlysta (i.v.)	vasculitis	Ph III	Ph III
sirukumab	Rheumatoid arthritis	Ph III	Ph III
Rare Diseases		US	EU	News update in the quarter
2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)	Ph II/III	Ph II/III
mepolizumab	Eosinophilic granulomatosis with polyangiitis (EGPA)	Ph III	Ph III
Infectious Diseases		US	EU	News update in the quarter
tafenoquine	Treatment and relapse prevention of Plasmodium vivax malaria	Ph III	n/a
Dermatology		US	EU	News update in the quarter
ofatumumab (s.c.)	Pemphigus vulgaris	Ph III	Ph III	Announced start of phase III study on 7 October 2014.

Definitions

Core results
Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and acquisition accounting adjustments relating to the consolidation of material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income and other items, together with the tax effects of all of these items.  GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group’s results more comparable with the majority of its peers.

During 2014, GSK will report core results performance measured against 2013 core results excluding divestments completed during 2013.  In addition, the charge for an additional year of the US Branded Prescription Drug fee, in accordance with the final regulations issued by the IRS in Q3 2014, has been recorded as a non-core item.  The normal, ongoing charge remains in core results.

CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Such factors include, but are not limited to, those described under Item 3.D ‘Risk factors’ in the company’s Annual Report on Form 20-F for 2013.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit: www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Sarah Alspach	+1 215 751 1048	(Washington)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Kirsty Collins (SRI & CG)	+44 (0) 20 8047 5534	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements
	Q3 2014 £m	Q3 2013 £m	9 months 2014 £m	9 months 2013 £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
TURNOVER	5,646	6,510	16,820	19,599

Cost of sales	(1,829)	(2,111)	(5,294)	(6,059)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	3,817	4,399	11,526	13,540

Selling, general and administration	(2,013)	(1,984)	(6,039)	(6,280)
Research and development	(803)	(900)	(2,471)	(2,853)
Royalty income	101	94	243	289
Other operating income/(expense)	(399)	(40)	(353)	(109)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
OPERATING PROFIT	703	1,569	2,906	4,587

Finance income	14	10	50	44
Finance expense	(179)	(191)	(538)	(591)
Profit on disposal of interest in associates and joint ventures	-	-	-	29
Share of after tax profits of associates and joint ventures	10	14	19	32
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
PROFIT BEFORE TAXATION	548	1,402	2,437	4,101

Taxation	(163)	(392)	(631)	(978)
Tax rate %	29.7%	28.0%	25.9%	23.8%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
PROFIT AFTER TAXATION FOR THE PERIOD	385	1,010	1,806	3,123
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

(Loss)/profit attributable to non-controlling interests	(16)	41	83	148
Profit attributable to shareholders	401	969	1,723	2,975
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	385	1,010	1,806	3,123
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

EARNINGS PER SHARE	8.3p	20.0p	35.8p	61.4p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Diluted earnings per share	8.2p	19.7p	35.3p	60.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Statement of comprehensive income
	Q3 2014 £m	Q3 2013 £m
	––––––––––––	––––––––––––
Profit for the period	385	1,010

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(222)	8
Reclassification on liquidation of overseas subsidiaries	(219)	-
Fair value movements on available-for-sale investments	(220)	66
Reclassification of fair value movements on available-for-sale investments	(3)	(2)
Deferred tax on fair value movements on available-for-sale investments	5	(12)
Deferred tax reversed on reclassification of available-for-sale investments	1	2
Fair value movements on cash flow hedges	5	(8)
Deferred tax on fair value movements on cash flow hedges	-	1
Reclassification of cash flow hedges to income statement	(3)	3
Share of other comprehensive income of associates and joint ventures	5	26
	––––––––––––	––––––––––––
	(651)	84
	––––––––––––	––––––––––––
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	14	(38)
Actuarial gains/(losses) on defined benefit plans	1	(88)
Deferred tax on actuarial movements in defined benefit plans	15	8
	––––––––––––	––––––––––––
	30	(118)
	––––––––––––	––––––––––––
Other comprehensive expense for the period	(621)	(34)
	––––––––––––	––––––––––––
Total comprehensive (expense)/income for the period	(236)	976
	––––––––––––	––––––––––––

Total comprehensive (expense)/income for the period attributable to:
Shareholders	(234)	973
Non-controlling interests	(2)	3
	––––––––––––	––––––––––––
	(236)	976
	––––––––––––	––––––––––––

Statement of comprehensive income
	9 months 2014 £m	9 months 2013 £m
	––––––––––––	––––––––––––
Profit for the period	1,806	3,123

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(309)	(91)
Reclassification on liquidation of overseas subsidiaries	(219)	-
Fair value movements on available-for-sale investments	(145)	445
Reclassification of fair value movements on available-for-sale investments	(7)	(21)
Deferred tax on fair value movements on available-for-sale investments	(9)	(13)
Deferred tax reversed on reclassification of available-for-sale investments	3	3
Fair value movements on cash flow hedges	2	(6)
Deferred tax on fair value movements on cash flow hedges	-	1
Reclassification of cash flow hedges to income statement	(1)	2
Share of other comprehensive income of associates and joint ventures	18	36
	––––––––––––	––––––––––––
	(667)	356
	––––––––––––	––––––––––––
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	9	(28)
Actuarial (losses)/gains on defined benefit plans	(146)	471
Deferred tax on actuarial movements in defined benefit plans	55	(163)
	––––––––––––	––––––––––––
	(82)	280
	––––––––––––	––––––––––––
Other comprehensive (expense)/income for the period	(749)	636
	––––––––––––	––––––––––––
Total comprehensive income for the period	1,057	3,759
	––––––––––––	––––––––––––

Total comprehensive income for the period attributable to:
Shareholders	965	3,639
Non-controlling interests	92	120
	––––––––––––	––––––––––––
	1,057	3,759
	––––––––––––	––––––––––––

Pharmaceuticals and Vaccines turnover
Three months ended 30 September 2014

	Total		USA		Europe		Emerging Markets		Japan
	–––––––––––––––––––––––		–––––––––––––––––––––––		–––––––––––––––––––––––		–––––––––––––––––––––––		–––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Respiratory	1,404	(8)	624	(18)	387	(3)	186	13	97	3
Avamys/Veramyst	52	2	8	(31)	13	15	18	5	7	60
Flixotide/Flovent	148	(6)	90	(8)	21	(12)	14	25	7	(22)
Relvar/Breo Ellipta	15	-	8	-	4	-	-	-	2	-
Seretide/Advair	976	(13)	441	(25)	314	(5)	94	20	54	(5)
Ventolin	156	16	76	26	28	-	40	10	2	-
Other	57	2	1	-	7	-	20	(8)	25	7

Oncology	311	35	132	44	110	26	42	33	17	19
Arzerra	14	(17)	5	(54)	7	100	-	-	1	-
Mekinist	18	>100	18	>100	-	-	-	-	-	-
Promacta	62	37	25	42	19	33	8	50	9	25
Tafinlar	37	>100	15	>100	20	-	-	-	-	-
Tyverb/Tykerb	42	(15)	12	(14)	17	(14)	11	-	2	(50)
Votrient	107	27	48	44	38	5	12	40	5	100
Other	31	10	9	10	9	(42)	11	63	-	-

Cardiovascular, metabolic and urology (CVMU)	231	(5)	83	(18)	71	(1)	35	15	28	14
Avodart	195	2	58	(15)	70	10	27	12	28	14
Other	36	(33)	25	(24)	1	(89)	8	29	-	-

Immuno-inflammation	65	46	60	44	3	50	1	-	-	-
Benlysta	45	14	40	10	3	50	1	-	-	-
Other	20	>100	20	>100	-	-	-	-	-	-

Other pharmaceuticals	545	(8)	35	(55)	142	(20)	261	8	49	(2)
Dermatology	109	(30)	12	(68)	30	(24)	57	(11)	5	-
Augmentin	137	6	1	-	42	5	88	7	3	-
Other anti-bacterials	45	4	1	(50)	11	(8)	31	6	(1)	(100)
Rare diseases	103	(10)	15	(47)	34	13	11	(8)	39	(2)
Other	151	-	6	(20)	25	(54)	74	38	3	-
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals	2,556	(3)	934	(12)	713	(3)	525	12	191	4

Vaccines	922	-	337	(3)	259	-	274	13	7	50
Boostrix	106	37	61	18	23	28	18	>100	-	-
Cervarix	31	(17)	2	-	11	(14)	17	(24)	-	-
Fluarix, FluLaval	122	(8)	94	(3)	16	6	12	86	-	-
Hepatitis	148	(6)	67	(10)	46	6	24	(10)	-	-
Infanrix, Pediarix	212	(12)	84	(10)	87	(5)	27	(32)	-	-
Rotarix	102	2	27	(9)	17	6	47	2	7	50
Synflorix	101	34	-	-	13	17	88	41	-	-
Other	100	-	2	-	46	(8)	41	16	-	-
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals and Vaccines	3,478	(2)	1,271	(10)	972	(2)	799	12	198	6
			––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
ViiV Healthcare (HIV)	373	18	166	32	130	12	38	(13)	17	48
Combivir	12	(48)	2	(62)	4	(45)	4	(41)	1	(3)
Epzicom/Kivexa	198	13	71	18	82	9	23	13	9	13
Lexiva/Agenerase	21	(21)	11	(23)	5	(26)	5	(10)	-	-
Selzentry	30	(6)	12	(13)	14	1	2	27	1	(14)
Tivicay	78	>100	53	>100	16	-	-	-	5	-
Trizivir	9	(58)	3	(78)	6	(22)	-	-	-	-
Other	25	(24)	14	(16)	3	(53)	4	(40)	1	100

Established Products	724	(14)	187	(37)	139	(15)	273	21	107	(19)
Coreg	26	(19)	27	(22)	-	-	-	-	-	-
Hepsera	19	40	-	-	-	-	14	50	5	-
Imigran/Imitrex	38	(15)	15	(24)	16	13	2	100	4	(33)
Lamictal	132	3	64	(1)	25	4	19	11	22	14
Lovaza	53	(58)	53	(57)	-	-	-	-	-	-
Requip	27	(19)	1	(67)	10	(15)	3	(25)	12	(13)
Serevent	27	(9)	12	(8)	11	(8)	-	-	2	-
Seroxat/Paxil	51	(11)	-	-	9	(25)	17	25	24	(24)
Valtrex	36	(29)	5	(50)	6	(25)	9	(9)	12	(50)
Zeffix	42	70	-	-	2	(33)	37	>100	3	(25)
Other	273	(8)	10	(60)	60	(23)	172	11	23	(15)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	4,575	(3)
	––––––––––	––––––––––

The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

Pharmaceuticals and Vaccines turnover
Nine months ended 30 September 2014

	Total		USA		Europe		Emerging Markets		Japan
	–––––––––––––––––––––––		–––––––––––––––––––––––		–––––––––––––––––––––––		–––––––––––––––––––––––		–––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Respiratory	4,517	(9)	2,028	(17)	1,266	(3)	560	4	340	(2)
Avamys/Veramyst	180	2	23	(31)	54	8	53	15	37	8
Flixotide/Flovent	513	(5)	319	(4)	75	(10)	39	10	21	(20)
Relvar/Breo Ellipta	29	-	14	-	9	-	1	-	5	-
Seretide/Advair	3,110	(14)	1,424	(24)	1,014	(4)	289	5	166	(2)
Ventolin	484	13	241	23	90	(1)	118	8	5	-
Other	201	(7)	7	100	24	-	60	(18)	106	(6)

Oncology	867	34	359	39	311	29	122	39	46	13
Arzerra	42	(20)	22	(27)	17	(18)	-	-	2	100
Mekinist	47	>100	46	>100	-	-	-	-	-	-
Promacta	165	34	64	28	53	41	20	44	24	27
Tafinlar	92	>100	40	>100	46	-	-	-	-	-
Tyverb/Tykerb	129	(11)	33	(20)	53	(13)	34	18	6	(46)
Votrient	295	33	127	30	114	25	33	54	11	86
Other	97	-	27	(15)	28	(10)	35	46	3	(25)

Cardiovascular, metabolic and urology (CVMU)	705	(3)	256	(19)	223	2	103	18	81	16
Avodart	593	2	184	(15)	211	9	80	18	81	16
Other	112	(24)	72	(28)	12	(54)	23	18	-	-

Immuno-inflammation	153	43	140	41	9	50	2	100	-	-
Benlysta	124	23	111	19	9	50	2	100	-	-
Other	29	>100	29	>100	-	-	-	-	-	-

Other pharmaceuticals	1,742	-	110	(44)	468	(6)	778	5	182	15
Dermatology	358	(21)	36	(63)	114	(8)	177	(10)	17	(5)
Augmentin	436	2	1	-	143	(1)	271	3	8	-
Other anti-bacterials	156	1	4	(20)	45	(2)	104	3	1	-
Rare diseases	308	(7)	48	(41)	101	11	31	3	114	(2)
Other	484	29	21	69	65	(29)	195	30	42	>100
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals	7,984	(2)	2,893	(13)	2,277	-	1,565	8	649	5

Vaccines	2,346	3	701	3	738	(1)	747	11	21	(11)
Boostrix	260	42	134	22	64	32	46	>100	-	-
Cervarix	87	(24)	4	(20)	36	(10)	46	(21)	-	-
Fluarix, FluLaval	137	(10)	96	(6)	15	14	22	19	-	-
Hepatitis	410	(8)	167	(13)	139	-	73	(9)	-	-
Infanrix, Pediarix	616	1	221	13	272	(4)	81	(9)	-	-
Rotarix	291	15	77	(1)	50	18	132	24	21	47
Synflorix	268	16	-	-	34	-	231	20	-	-
Other	277	(6)	2	-	128	(10)	116	1	-	-
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals and Vaccines	10,330	(1)	3,594	(10)	3,015	-	2,312	9	670	5
			––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
ViiV Healthcare (HIV)	1,036	12	439	24	386	3	102	(8)	43	28
Combivir	44	(44)	8	(63)	15	(52)	18	(17)	2	(9)
Epzicom/Kivexa	563	10	197	12	249	8	53	5	26	14
Lexiva/Agenerase	64	(18)	33	(20)	16	(24)	12	-	1	(20)
Selzentry	101	1	38	(6)	45	1	5	14	2	(12)
Tivicay	173	>100	127	>100	32	-	-	-	8	-
Trizivir	27	(59)	7	(82)	18	(26)	1	(50)	-	-
Other	64	(28)	29	(5)	11	(49)	13	(42)	4	(29)

Established Products	2,234	(17)	626	(31)	457	(13)	780	(2)	329	(14)
Coreg	88	(7)	88	(7)	-	-	-	-	-	-
Hepsera	63	(5)	-	-	-	-	47	(7)	15	(5)
Imigran/Imitrex	128	(5)	61	2	46	-	5	-	12	(22)
Lamictal	382	3	180	(3)	79	1	55	7	62	20
Lovaza	185	(55)	184	(55)	-	-	-	-	-	-
Requip	81	(7)	5	-	32	(20)	10	-	34	5
Serevent	80	(12)	30	(16)	37	(5)	2	(33)	7	(20)
Seroxat/Paxil	155	(19)	-	-	31	(22)	47	(12)	73	(18)
Valtrex	110	(25)	19	(30)	21	(5)	25	(3)	38	(45)
Zeffix	127	(1)	2	(70)	6	(22)	108	9	9	(8)
Other	835	(13)	57	(33)	205	(18)	481	(3)	79	(13)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	13,600	(3)
	––––––––––	––––––––––

The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

Balance sheet

	30 September 2014 £m	30 September 2013 £m	31 December 2013 £m
	––––––––––––	––––––––––––	––––––––––––
ASSETS
Non-current assets
Property, plant and equipment	8,828	8,766	8,872
Goodwill	3,733	4,316	4,205
Other intangible assets	8,370	9,865	9,283
Investments in associates and joint ventures	328	520	323
Other investments	1,068	1,322	1,202
Deferred tax assets	2,226	2,097	2,084
Derivative financial instruments	-	1	1
Other non-current assets	889	751	889
	––––––––––––	––––––––––––	––––––––––––
Total non-current assets	25,442	27,638	26,859
	––––––––––––	––––––––––––	––––––––––––
Current assets
Inventories	4,274	4,167	3,900
Current tax recoverable	114	91	129
Trade and other receivables	5,071	5,206	5,442
Derivative financial instruments	213	155	155
Liquid investments	67	67	66
Cash and cash equivalents	4,104	3,252	5,534
Assets held for sale	1,018	534	1
	––––––––––––	––––––––––––	––––––––––––
Total current assets	14,861	13,472	15,227
	––––––––––––	––––––––––––	––––––––––––
TOTAL ASSETS	40,303	41,110	42,086
	––––––––––––	––––––––––––	––––––––––––
LIABILITIES
Current liabilities
Short-term borrowings	(5,340)	(2,752)	(2,789)
Trade and other payables	(7,541)	(7,795)	(8,317)
Derivative financial instruments	(246)	(143)	(127)
Current tax payable	(1,284)	(1,194)	(1,452)
Short-term provisions	(859)	(948)	(992)
	––––––––––––	––––––––––––	––––––––––––
Total current liabilities	(15,270)	(12,832)	(13,677)
	––––––––––––	––––––––––––	––––––––––––
Non-current liabilities
Long-term borrowings	(13,619)	(15,655)	(15,456)
Deferred tax liabilities	(633)	(1,018)	(693)
Pensions and other post-employment benefits	(2,384)	(2,569)	(2,189)
Other provisions	(551)	(634)	(552)
Derivative financial instruments	(24)	(4)	(3)
Other non-current liabilities	(2,072)	(1,597)	(1,704)
	––––––––––––	––––––––––––	––––––––––––
Total non-current liabilities	(19,283)	(21,477)	(20,597)
	––––––––––––	––––––––––––	––––––––––––
TOTAL LIABILITIES	(34,553)	(34,309)	(34,274)
	––––––––––––	––––––––––––	––––––––––––
NET ASSETS	5,750	6,801	7,812
	––––––––––––	––––––––––––	––––––––––––
EQUITY
Share capital	1,338	1,341	1,336
Share premium account	2,717	2,507	2,595
Retained earnings	(1,190)	(129)	913
Other reserves	2,178	2,255	2,153
	––––––––––––	––––––––––––	––––––––––––
Shareholders’ equity	5,043	5,974	6,997

Non-controlling interests	707	827	815
	––––––––––––	––––––––––––	––––––––––––
TOTAL EQUITY	5,750	6,801	7,812
	––––––––––––	––––––––––––	––––––––––––

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2014	1,336	2,595	913	2,153	6,997	815	7,812

Profit for the period			1,723		1,723	83	1,806
Other comprehensive (expense)/income for the period			(602)	(156)	(758)	9	(749)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			1,121	(156)	965	92	1,057
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(170)	(170)
Dividends to shareholders			(2,925)		(2,925)		(2,925)
Changes in non-controlling interests			(52)		(52)	(30)	(82)
Shares issued	2	122			124		124
Forward contract relating to non-controlling interest				21	21		21
Ordinary shares purchased and held as Treasury shares			(238)		(238)		(238)
Shares acquired by ESOP Trusts				(90)	(90)		(90)
Write-down on shares held by ESOP Trusts			(250)	250			-
Share-based incentive plans			241		241		241
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2014	1,338	2,717	(1,190)	2,178	5,043	707	5,750
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2013	1,349	2,022	642	1,787	5,800	937	6,737

Profit for the period			2,975		2,975	148	3,123
Other comprehensive income for the period			248	416	664	(28)	636
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			3,223	416	3,639	120	3,759
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(232)	(232)
Dividends to shareholders			(2,816)		(2,816)		(2,816)
Changes in non-controlling interests			46		46	2	48
Shares issued	10	485			495		495
Ordinary shares purchased and held as Treasury shares	(18)		(1,341)	18	(1,341)		(1,341)
Shares acquired by ESOP Trusts				(45)	(45)		(45)
Write-down on shares held by ESOP Trusts			(79)	79			-
Share-based incentive plans			196		196		196
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2013	1,341	2,507	(129)	2,255	5,974	827	6,801
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement
Nine months ended 30 September 2014

	9 months 2014 £m	9 months 2013 £m
	––––––––––––	––––––––––––
Profit after tax	1,806	3,123
Tax on profits	631	978
Share of after tax profits of associates and joint ventures	(19)	(32)
Profit on disposal of interest in associates	-	(29)
Net finance expense	488	547
Depreciation and other adjusting items	1,329	1,836
Increase in working capital	(599)	(437)
Increase in other net liabilities	145	28
	––––––––––––	––––––––––––
Cash generated from operations	3,781	6,014
Taxation paid	(815)	(979)
	––––––––––––	––––––––––––
Net cash inflow from operating activities	2,966	5,035
	––––––––––––	––––––––––––
Cash flow from investing activities
Purchase of property, plant and equipment	(774)	(821)
Proceeds from sale of property, plant and equipment	24	30
Purchase of intangible assets	(391)	(380)
Proceeds from sale of intangible assets	256	104
Purchase of equity investments	(54)	(115)
Proceeds from sale of equity investments	27	31
Purchase of businesses, net of cash acquired	(28)	(205)
Disposal of businesses	194	-
Investment in associates and joint ventures	(4)	(8)
Decrease in liquid investments	-	15
Interest received	46	43
Dividends from associates and joint ventures	5	2
	––––––––––––	––––––––––––
Net cash outflow from investing activities	(699)	(1,304)
	––––––––––––	––––––––––––
Cash flow from financing activities
Issue of share capital	124	494
Shares acquired by ESOP Trusts	(90)	(45)
Shares purchased and cancelled or held as Treasury shares	(238)	(905)
Purchase of non-controlling interests	(668)	(588)
Increase in long-term loans	-	1,913
Repayment of short-term loans	(899)	(1,975)
Increase in short-term loans	1,607	-
Net repayment of obligations under finance leases	(17)	(23)
Interest paid	(413)	(454)
Dividends paid to shareholders	(2,925)	(2,816)
Distributions to non-controlling interests	(170)	(232)
Other financing items	(33)	(25)
	––––––––––––	––––––––––––
Net cash outflow from financing activities	(3,722)	(4,656)
	––––––––––––	––––––––––––
Decrease in cash and bank overdrafts in the period	(1,455)	(925)
	––––––––––––	––––––––––––

Cash and bank overdrafts at beginning of the period	5,231	3,906
Exchange adjustments	23	(75)
Decrease in cash and bank overdrafts	(1,455)	(925)
	––––––––––––	––––––––––––
Cash and bank overdrafts at end of the period	3,799	2,906
	––––––––––––	––––––––––––
Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	4,104	3,252
Overdrafts	(305)	(346)
	––––––––––––	––––––––––––
	3,799	2,906
	––––––––––––	––––––––––––

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare, Established Products and the Consumer Healthcare business as a whole, respectively.  Certain product reclassifications, principally the OTC dermatology brands acquired with the Stiefel business, have been made between the Pharmaceuticals and Consumer Healthcare segments in the majority of Emerging Markets with effect from 1 January 2014.  Comparative information has been restated accordingly.  In addition, 2014 core results growth rates have been calculated by measuring against 2013 core results excluding the divestments completed during 2013.

R&D investment is essential for the sustainability of the pharmaceutical businesses.  However, for segment reporting, the US, Europe, Emerging Markets, Japan and Established Products Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs.  The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include the costs of corporate functions.

Turnover by segment
	Q3 2014 £m	Q3 2013 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	1,271	1,522	(10)
Europe	972	1,049	(2)
Emerging Markets	799	781	12
Japan	198	210	6
ViiV Healthcare	373	344	18
Established Products	724	906	(14)
Other trading and unallocated pharmaceuticals and vaccines	238	272	(4)
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	4,575	5,084	(3)
Consumer Healthcare	1,071	1,190	(3)
	––––––––––––	––––––––––––	––––––––––––
Segment turnover excluding divestments	5,646	6,274	(3)
	––––––––––––	––––––––––––	––––––––––––

Segment turnover including divestments	5,646	6,510	(6)
	––––––––––––	––––––––––––	––––––––––––

Operating profit by segment
	Q3 2014 £m	Q3 2013 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	782	1,000	(15)
Europe	537	571	-
Emerging Markets	275	196	49
Japan	104	107	5
ViiV Healthcare	246	228	19
Established Products	438	548	(12)
Pharmaceuticals R&D	(648)	(697)	(1)
Other trading and unallocated pharmaceuticals and vaccines	(51)	(219)	(34)
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	1,683	1,734	-
Consumer Healthcare	174	211	-
	––––––––––––	––––––––––––	––––––––––––
Segment profit	1,857	1,945	-
Corporate and other unallocated costs and disposal profits	30	52	(54)
	––––––––––––	––––––––––––	––––––––––––
Core operating profit	1,887	1,997	(1)
Non-core items	(1,184)	(428)
	––––––––––––	––––––––––––	––––––––––––
Total operating profit	703	1,569	(52)

Finance income	14	10
Finance costs	(179)	(191)
Profit on disposal of interest in associates and joint ventures	-	-
Share of after tax profits of associates and joint ventures	10	14
	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	548	1,402	(58)
	––––––––––––	––––––––––––	––––––––––––

Turnover by segment
	9 months 2014 £m	9 months (restated) 2013 £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	3,594	4,303	(10)
Europe	3,015	3,126	-
Emerging Markets	2,312	2,387	9
Japan	670	742	5
ViiV Healthcare	1,036	1,001	12
Established Products	2,234	2,927	(17)
Other trading and unallocated pharmaceuticals and vaccines	739	787	5
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	13,600	15,273	(3)
Consumer Healthcare	3,220	3,629	(2)
	––––––––––––	––––––––––––	––––––––––––
Segment turnover excluding divestments	16,820	18,902	(3)
	––––––––––––	––––––––––––	––––––––––––

Segment turnover including divestments	16,820	19,599	(7)
	––––––––––––	––––––––––––	––––––––––––

Operating profit by segment
	9 months 2014 £m	9 months (restated) 2013 £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	2,251	2,927	(17)
Europe	1,664	1,705	2
Emerging Markets	700	634	31
Japan	332	376	5
ViiV Healthcare	675	662	12
Established Products	1,325	1,769	(17)
Pharmaceuticals R&D	(1,959)	(2,088)	(1)
Other trading and unallocated pharmaceuticals and vaccines	(257)	(458)	(48)
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	4,731	5,527	(4)
Consumer Healthcare	480	631	(8)
	––––––––––––	––––––––––––	––––––––––––
Segment profit	5,211	6,158	(5)
Corporate and other unallocated costs and disposal profits	(387)	(407)	1
	––––––––––––	––––––––––––	––––––––––––
Core operating profit	4,824	5,751	(5)
Non-core items	(1,918)	(1,164)
	––––––––––––	––––––––––––	––––––––––––
Total operating profit	2,906	4,587	(24)

Finance income	50	44
Finance costs	(538)	(591)
Profit on disposal of interest in associates and joint ventures	-	29
Share of after tax profits of associates and joint ventures	19	32
	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	2,437	4,101	(27)
	––––––––––––	––––––––––––	––––––––––––

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2013, as updated by the Legal matters section of the Results Announcements for Q2 2014.

At 30 September 2014, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.5 billion.  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant developments since the quarter ended 30 June 2014 are as follows:

On 19 September 2014, the Group announced that the Changsha Intermediate People's Court in Hunan Province, China ruled that GSK China Investment Co. Ltd (“GSKCI”), according to Chinese law, had offered money or property to non-government personnel in order to obtain improper commercial gains, and been found guilty of bribing non-government personnel.  The verdict followed investigations initiated by China's Ministry of Public Security in June 2013.  As a result of the Court's verdict, GSKCI has paid a fine of RMB 3 billion (£301 million) to the Chinese government.  The Group has informed the US Department of Justice, the US Securities and Exchange Commission and the UK Serious Fraud Office (SFO) regarding the outcome of the China investigation and is co-operating with these agencies.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation
Transfer pricing and other issues are as previously described in the ‘Taxation’ note in the Annual Report 2013.  There have been no material changes to tax matters since the publication of the Annual Report.

In the quarter, tax on core profits amounted to £348 million and represented an effective core tax rate of 20.0% (Q3 2013: 23.5%).  The charge for taxation on total profits amounted to £163 million and represented an effective tax rate of 29.7% (Q3 2013: 28.0%).

In the nine months to September 2014, tax on core profits amounted to £926 million and represented an effective core tax rate of 21.2% (2013: 23.3%).  The charge for taxation on total profits amounted to £631 million and represented an effective tax rate of 25.9% (2013: 23.8%).

The expected core tax rate for the full year is now expected to be somewhat lower than the previously indicated 22%.  The Group’s balance sheet at 30 September 2014 included a tax payable liability of £1,284 million and a tax recoverable asset of £114 million.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2014, and should be read in conjunction with the Annual Report 2013, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2013, except that an amendment to IAS 32 ‘Offsetting financial assets and financial liabilities’ has been implemented from 1 January 2014.  This revision has not had a material impact on the results or financial position of the Group.

In addition, the segment information for 2013 has been restated to reflect changes made to segments in 2014 as set out under ‘Segment information’ above.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The full Group accounts for 2013 were published in the Annual Report 2013, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2014	Q3 2013	9 months 2014	9 months 2013	2013
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Average rates:
US$/£	1.67	1.55	1.67	1.55	1.57
Euro/£	1.25	1.18	1.23	1.18	1.18
Yen/£	175	155	173	149	153

Period-end rates:
US$/£	1.62	1.62	1.62	1.62	1.66
Euro/£	1.28	1.20	1.28	1.20	1.20
Yen/£	178	159	178	159	174

During Q3 2014, average sterling exchange rates were stronger against the US Dollar, the Euro and the Yen compared with the same period in 2013.  Similarly, during the nine months ended 30 September 2014 average sterling exchange rates were stronger against the US Dollar, the Euro and the Yen, compared with the same period in 2013.

Period-end Sterling exchange rates were stronger against the Euro and the Yen, and flat against the US Dollar.

Weighted average number of shares
	Q3 2014 millions	Q3 2013 millions
	––––––––––––	––––––––––––
Weighted average number of shares – basic	4,807	4,837
Dilutive effect of share options and share awards	58	86
	––––––––––––	––––––––––––
Weighted average number of shares – diluted	4,865	4,923
	––––––––––––	––––––––––––

	9 months 2014 millions	9 months 2013 millions
	––––––––––––	––––––––––––
Weighted average number of shares – basic	4,807	4,842
Dilutive effect of share options and share awards	77	88
	––––––––––––	––––––––––––
Weighted average number of shares – diluted	4,884	4,930
	––––––––––––	––––––––––––

At 30 September 2014, 4,808 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,817 million shares at 30 September 2013.

Net assets
The book value of net assets decreased by £2,062 million from £7,812 million at 31 December 2013 to £5,750 million at 30 September 2014.  This primarily reflects the impact of the shares repurchased and dividends paid out in the period.

The carrying value of investments in associates and joint ventures at 30 September 2014 was £328 million, with a market value of £1,180 million.  Assets held for sale amounted to £1,018 million at 30 September 2014 (31 December 2013: £1 million), and included £936 million in relation to the previously reported Novartis transaction as set out on page 42.

At 30 September 2014, the net deficit on the Group’s pension plans was £759 million compared with £613 million at 31 December 2013.  The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 4.5% to 4.3%, and US pension liabilities from 4.6% to 4.1%, partly offset by a decrease in the UK inflation rate and an increase in UK asset values.

At 30 September 2014, the post-retirement benefits provision was £1,316 million compared with £1,246 million at 31 December 2013.  The increase in the provision arose from the decrease in the rate used to discount the US provision together with a stronger US Dollar at the period end.

At 30 September 2014, the ESOP Trusts held 42.4 million GSK shares against the future exercise of share options and share awards.  The carrying value of £195 million has been deducted from other reserves.  The market value of these shares was £601 million.

During the nine months, GSK purchased £238 million of shares to be held as Treasury shares.  At 30 September 2014, the company held 502.1 million Treasury shares at a cost of £7,067 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 30 September 2014 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 39.

Novartis transaction
On 22 April 2014, GSK announced a three-part inter-conditional transaction with Novartis AG involving its Consumer Healthcare, Vaccines and Oncology businesses.

As part of this proposed transaction, GSK and Novartis will create a new Consumer Healthcare business over which GSK will have majority control, with an equity interest of 63.5%.  In addition, GSK will acquire Novartis’ global Vaccines business (excluding influenza vaccines) for an initial cash consideration of $5.25 billion with subsequent potential milestone payments of up to $1.8 billion and ongoing royalties.

GSK will also divest its marketed Oncology portfolio, related R&D activities and rights to its AKT inhibitor and also grant commercialisation partner rights for future oncology products to Novartis for an aggregate cash consideration of $16 billion, of which $1.5 billion depends on the results of an ongoing clinical trial.

The transaction is expected to be completed during H1 2015, subject to approvals.

Reconciliation of cash flow to movements in net debt

	9 months 2014 £m	9 months 2013 £m
	––––––––––––	––––––––––––
Net debt at beginning of the period	(12,645)	(14,037)

Decrease in cash and bank overdrafts	(1,455)	(925)
Cash inflow from liquid investments	-	(15)
Net increase in long-term loans	-	(1,913)
Net (increase in)/repayment of short-term loans	(708)	1,975
Net repayment of obligations under finance leases	17	23
Exchange adjustments	11	(192)
Other non-cash movements	(8)	(4)
	––––––––––––	––––––––––––
Increase in net debt	(2,143)	(1,051)
	––––––––––––	––––––––––––
Net debt at end of the period	(14,788)	(15,088)
	––––––––––––	––––––––––––

Core results reconciliations

The reconciliations between core results and total results for Q3 2014 and Q3 2013 and also nine months 2014 and nine months 2013 are set out below.

Income statement – Core results reconciliation Three months ended 30 September 2014

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	5,646						5,646
Cost of sales	(1,641)	(111)	(23)	(45)		(9)	(1,829)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,005	(111)	(23)	(45)		(9)	3,817

Selling, general and administration	(1,477)			(63)	(318)	(155)	(2,013)
Research and development	(742)	(17)	(23)	(5)		(16)	(803)
Royalty income	101						101
Other operating income/(expense)						(399)	(399)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,887	(128)	(46)	(113)	(318)	(579)	703

Net finance costs	(161)			(2)		(2)	(165)

Share of after tax profits of associates and joint ventures	10						10
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,736	(128)	(46)	(115)	(318)	(581)	548

Taxation	(348)	28	11	72	13	61	(163)
Tax rate %	20.0%						29.7%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,388	(100)	(35)	(43)	(305)	(520)	385
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	47					(63)	(16)

Profit attributable to shareholders	1,341	(100)	(35)	(43)	(305)	(457)	401
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	27.9p	(2.2)p	(0.7)p	(0.9)p	(6.3)p	(9.5)p	8.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,807						4,807
	––––––––––––						––––––––––––

Acquisition accounting and other items includes a charge of £114 million to account for an additional year of the non-tax deductible US Branded Prescription Drug fee, in accordance with the final regulations issued in Q3 2014.

Income statement – Core results reconciliation Three months ended 30 September 2013

	Core results (before divest- ments) £m	Divest- ments £m	Core results (incl. divest- ments) £m	Intangible amortisation £m	Intangible impairment £m	Major restruct- uring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,274	236	6,510						6,510
Cost of sales	(1,751)	(127)	(1,878)	(105)	(81)	(47)			(2,111)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,523	109	4,632	(105)	(81)	(47)			4,399

Selling, general and administration	(1,831)	(45)	(1,876)			(34)	(73)	(1)	(1,984)
Research and development	(789)	(2)	(791)	(25)	(71)	(2)		(11)	(900)
Royalty income	94		94						94
Other operating income/(expense)								(40)	(40)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,997	62	2,059	(130)	(152)	(83)	(73)	(52)	1,569

Net finance costs	(178)		(178)			(1)		(2)	(181)

Share of after tax profits of associates and joint ventures	14		14						14
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,833	62	1,895	(130)	(152)	(84)	(73)	(54)	1,402

Taxation	(431)	(15)	(446)	35	37	(43)	14	11	(392)
Tax rate %	23.5%		23.5%						28.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,402	47	1,449	(95)	(115)	(127)	(59)	(43)	1,010
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	49		49					(8)	41

Profit attributable to shareholders	1,353	47	1,400	(95)	(115)	(127)	(59)	(35)	969
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	28.0p	0.9p	28.9p	(2.0)p	(2.4)p	(2.6)p	(1.2)p	(0.7)p	20.0p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,837								4,837
	––––––––––––								––––––––––––

Income statement – Core results reconciliation Nine months ended 30 September 2014

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	16,820						16,820
Cost of sales	(4,737)	(393)	(37)	(116)		(11)	(5,294)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	12,083	(393)	(37)	(116)		(11)	11,526

Selling, general and administration	(5,210)			(163)	(473)	(193)	(6,039)
Research and development	(2,292)	(57)	(58)	(14)		(50)	(2,471)
Royalty income	243						243
Other operating income/(expense)						(353)	(353)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	4,824	(450)	(95)	(293)	(473)	(607)	2,906

Net finance costs	(478)			(4)		(6)	(488)

Share of after tax profits of associates and joint ventures	19						19
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	4,365	(450)	(95)	(297)	(473)	(613)	2,437

Taxation	(926)	109	20	114	40	12	(631)
Tax rate %	21.2%						25.9%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	3,439	(341)	(75)	(183)	(433)	(601)	1,806
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	170					(87)	83

Profit attributable to shareholders	3,269	(341)	(75)	(183)	(433)	(514)	1,723
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	68.0p	(7.1)p	(1.6)p	(3.8)p	(9.0)p	(10.7)p	35.8p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,807						4,807
	––––––––––––						––––––––––––

Acquisition accounting and other items includes a charge of £114 million to account for an additional year of the non-tax deductible US Branded Prescription Drug fee, in accordance with the final regulations issued in Q3 2014.

Income statement – Core results reconciliation Nine months ended 30 September 2013

	Core results (before divest- ments) £m	Divest- ments £m	Core results (incl. divest- ments) £m	Intangible amortisation £m	Intangible impairment £m	Major restruct- uring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	18,902	697	19,599						19,599
Cost of sales	(5,172)	(371)	(5,543)	(323)	(81)	(112)			(6,059)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	13,730	326	14,056	(323)	(81)	(112)			13,540

Selling, general and administration	(5,778)	(145)	(5,923)			(193)	(163)	(1)	(6,280)
Research and development	(2,490)	(5)	(2,495)	(74)	(205)	(37)		(42)	(2,853)
Royalty income	289		289						289
Other operating income/(expense)	-		-					(109)	(109)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	5,751	176	5,927	(397)	(286)	(342)	(163)	(152)	4,587

Net finance costs	(537)		(537)			(4)		(6)	(547)

Profit on disposal of associates								29	29
			-
Share of after tax profits of associates and joint ventures	32		32						32
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	5,246	176	5,422	(397)	(286)	(346)	(163)	(129)	4,101

Taxation	(1,221)	(43)	(1,264)	108	72	35	26	45	(978)
Tax rate %	23.3%		23.3%						23.8%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	4,025	133	4,158	(289)	(214)	(311)	(137)	(84)	3,123
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	(181)		181					(33)	148

Profit attributable to shareholders	3,844	133	3,977	(289)	(214)	(311)	(137)	(51)	2,975
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	79.4p	2.7p	82.1p	(6.1)p	(4.4)p	(6.4)p	(2.8)p	(1.0)p	61.4p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,842								4,842
	––––––––––––								––––––––––––

Independent review report to GlaxoSmithKline plc

Report on the condensed financial information

Our conclusion
We have reviewed the condensed financial information, defined below, in the Results Announcement of GlaxoSmithKline plc for the three and nine months ended 30 September 2014.  Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 40 of the Results Announcement.

This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed The condensed financial information, which is prepared by GlaxoSmithKline plc, comprises:

•	the Balance sheet at 30 September 2014;
•	the Income statements and Statements of comprehensive income for the three and nine month periods then ended;
•	the Cash flow statement for the nine month period then ended;
•	the Statement of changes in equity for the period then ended; and
•	the accounting policies and basis of preparation and related notes on pages 36 to 42 (excluding the Pharmaceuticals and Vaccines turnover tables on pages 31 and 32).

As disclosed on page 40, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed financial information included in the Results Announcement has been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 40.

What a review of condensed financial information involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Responsibilities for the condensed financial information and the review
Our responsibilities and those of the Directors
The Results Announcement, including the condensed financial information, is the responsibility of, and has been approved by, the Directors.  The Directors are responsible for preparing the Results Announcement in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 40.

Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review.  This report, including the conclusion, has been prepared for and only for the Company for management’s stewardship purposes and for no other purpose.  We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP Chartered Accountants 22 October 2014 London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 22, 2014

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc